Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ARBY’S RESTAURANT GROUP, INC.,

IB MERGER SUB I CORPORATION

and

BUFFALO WILD WINGS, INC.

dated as of

November 27, 2017

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 27, 2017, is entered into by and among Arby’s Restaurant Group, Inc., a Delaware corporation (“Parent”), IB Merger Sub I Corporation, a Minnesota corporation and a Subsidiary of Parent (“Merger Sub”), and Buffalo Wild Wings, Inc., a Minnesota corporation (the “Company”). Each of Parent, Merger Sub and the Company are referred to herein as a “Party” and together as “Parties.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Article IX. This Agreement is a “plan of merger” as such term is used in Section 302A.611 of the Minnesota Business Corporation Act (the “MBCA”) and is sometimes referred to as the “Plan of Merger.”

RECITALS

WHEREAS, the respective boards of directors (and any required committee thereof) of each of Merger Sub and the Company have unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Plan of Merger, are advisable, fair to and in the best interests of their respective shareholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Plan of Merger and the Merger, on the terms and subject to the conditions set forth in this Agreement and (iii) resolved to recommend that the respective shareholders of Merger Sub and the Company approve this Agreement;

WHEREAS, the board of directors of Parent has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Plan of Merger, are in the best interest of Parent and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent, as the sole shareholder of Merger Sub, has approved and adopted this Agreement and the transactions contemplated hereby, including the Plan of Merger and the Merger;

WHEREAS, subject to the conditions set forth in this Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”), whereby, except as expressly provided in Section 2.01, each issued and outstanding share of common stock, no par value per share, of the Company (“Company Common Stock”) immediately prior to the Effective Time will be canceled and converted into the right to receive the Merger Consideration;

WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent is entering into a voting agreement with certain shareholders of the Company (the “Voting Agreement”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

The Merger

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the MBCA, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger under the MBCA (the “Surviving Corporation”).

Section 1.02 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, on the second business day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), at the offices of White & Case LLP, located at 1221 Avenue of the Americas, New York, New York 10020, unless another time, date or place is agreed to in writing by Parent and the Company; provided, however, that in no event shall Parent and Merger Sub be obligated to consummate the Closing if the Marketing Period has not ended prior to the time that the Closing would otherwise have occurred, in which case the Closing shall not occur until the earlier to occur of (i) a date before or during the Marketing Period specified by Parent on three business days’ prior written notice to the Company and (ii) the third business day immediately following the final day of the Marketing Period, subject to, in each case, the satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03 Effective Time. Subject to the provisions of this Agreement, as promptly as reasonably practicable on the Closing Date, the Parties shall file articles of merger (the “Articles of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the MBCA, and shall make all other filings and recordings required under the MBCA (if any). The Merger shall become effective on such date and time as the Articles of Merger are filed with the Secretary of State of the State of Minnesota or at such later date and time as Parent and the Company shall agree and specify in the Articles of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

Section 1.04 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the MBCA. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 1.05 Articles of Incorporation and Bylaws.

(a) At the Effective Time, the articles of incorporation of the Company shall be amended in their entirety to read the same as the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time (which shall not be amended by Merger Sub from the date hereof until such time except as otherwise contemplated hereby), and as so amended shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended (subject to Section 6.06(b)) as provided therein or by applicable Law; provided, however, that the articles of incorporation of the Surviving Corporation, as so amended at the Effective Time, shall provide that the name of the Surviving Corporation shall be the name of the Company and the date of incorporation of the Surviving Corporation shall be the date of incorporation of the Company.

(b) The Company shall take all necessary action so that, as of the Effective Time, the bylaws of the Company shall be amended in their entirety to read the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended (subject to Section 6.06(b)) as provided therein or by applicable Law; provided, however, that the bylaws of the Surviving Corporation, as so amended at the Effective Time, shall provide that the name of the Surviving Corporation shall be the name of the Company.

Section 1.06 Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.07 Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.08 Taking of Necessary Action. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the Surviving Corporation, the board of directors of the Surviving Corporation and the officers of the Surviving Corporation shall take all such lawful and necessary action, consistent with this Agreement, on behalf of the Company, Merger Sub and the Surviving Corporation.

ARTICLE II

Effect of the Merger on Capital Stock

Section 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Parent or Merger Sub:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation.

(b) Cancellation of Certain Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is directly or indirectly owned by Parent, any Subsidiary of Parent or any Subsidiary of the Company, shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding (i) each Company Restricted Stock Award which shall be treated solely in accordance with Section 2.04, (ii) shares to be canceled in accordance with Section 2.01(b) and (iii) the Dissenting Shares) shall be converted into the right to receive $157.00 in cash, without interest (the “Merger Consideration”). At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(d) Dissenters’ Rights. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, subject to any rights the holder thereof may have under this Section 2.01(d). Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who has (i) not voted in favor of approval of the Merger and adoption of the Plan of Merger, (ii) demanded and perfected such holder’s right to dissent from the Merger and to be paid the fair value of such shares of Company Common Stock in accordance with Sections 302A.471 and 302A.473 of the MBCA and (iii) as of the Effective Time, has not effectively withdrawn or lost such dissenters’ rights (the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration as provided in Section 2.01(c), but the holder thereof, if such holder complies in all respects with Sections 302A.471 and 302A.473 of the MBCA (the “Dissenters’ Rights”), shall be entitled to payment of the fair value (including interest determined in accordance with Section 302A.473 of the MBCA) of such Dissenting Shares in accordance with the Dissenters’ Rights; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under the Dissenters’ Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration, without interest thereon and subject to any applicable withholding Taxes specified in Section 2.03(h). The Company shall provide prompt notice to Parent of any demands, attempted withdrawals of such demands and any other instruments served pursuant to applicable Law that are received by the Company for Dissenters’ Rights with respect to any shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Section 2.02 Adjustment to Merger Consideration. Without limiting the other provisions of this Agreement, if the outstanding shares of Company Common Stock are changed into a different number or class of shares due to any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to the Effective Time, the Merger Consideration as provided in Section 2.01(c) shall be equitably adjusted by Parent to reflect the effect thereof.

Section 2.03 Exchange Fund.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit with a paying agent selected by Parent (which shall be the Company’s transfer agent or another reputable bank or trust company reasonably acceptable to the Company, and with whom the Parent shall enter into a paying agent agreement in form and substance reasonably satisfactory to the Company) (the “Paying Agent”) cash in an amount sufficient to pay the aggregate Merger Consideration as required to be paid pursuant to this Agreement (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose.

(b) Certificate Exchange Procedures. As promptly as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall otherwise be in customary form (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form)), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Each holder of record of a Certificate shall, upon surrender to the Paying Agent of such Certificate, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, be entitled to receive in exchange therefor the amount of cash which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted into the right to receive pursuant to Section 2.01(c), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.03(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to this Article II. No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

(c) No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation for transfer, it shall be canceled against delivery of cash to the holder thereof as provided in this Article II.

(d) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates on the date that is twelve months after the date on which the Effective Time occurs shall be delivered to the Surviving Corporation (or its designee), upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article II.

(e) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official in compliance with any applicable state, federal or other abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Authority, any such Merger Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations of a domestic issuer rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10.0 billion (based on the most recent financial statements of such bank that are then publicly available). Any interest and other income resulting from such investments shall be paid solely to the Surviving Corporation (or its designee). Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Certificates to receive the Merger Consideration or any holder of a Company Equity Award to receive the holder’s Equity Award Amount, in each case as provided herein.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration.

(h) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, Merger Sub, the Surviving Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”) or any provision of Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or the holder of the Company Equity Award, as the case may be, in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent.

Section 2.04 Treatment of Company Equity Awards. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the board of directors of the Company or any appropriate committee thereof (collectively, the “Company Board”) shall adopt such resolutions and take such other actions as may be required to provide that, at the Effective Time, all unvested or partially vested Company Equity Awards shall become fully vested and:

(a) each unexercised Company Stock Option that is outstanding immediately prior to the Effective Time shall, at the Effective Time, be canceled, with the holder thereof becoming entitled to receive, on the date which the Effective Time occurs, an amount in cash, without interest, equal to (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of Company Common Stock subject to such Company Stock Option multiplied by (ii) the number of shares of Company Common Stock subject to such Company Stock Option at the Effective Time;

(b) each Company RSU that is outstanding immediately prior to the Effective Time shall, at the Effective Time, be canceled, with the holder thereof becoming entitled to receive, on the date which the Effective Time occurs, an amount in cash, without interest, equal to (i) the Merger Consideration multiplied by (ii) the number of shares of Company Common Stock subject to such Company RSU at the Effective Time;

(c) each Company PSU that is outstanding immediately prior to the Effective Time shall be vested as to the number of shares of Company Common Stock issuable pursuant to such Company PSU (based upon an assumed attainment of the target level of performance applicable to such Company PSU) (the “PSU Shares”), and, at the Effective Time, canceled, with the holder thereof becoming entitled to receive, on the date which the Effective Time occurs, an amount in cash, without interest, equal to (x) the Merger Consideration multiplied by (y) the number of PSU Shares attributable to such Company PSU at the Effective Time; and

(d) each Company Restricted Stock Award that is outstanding immediately prior to the Effective Time shall, at the Effective Time, be canceled, with the holder thereof becoming entitled to receive, on the date which the Effective Time occurs, an amount in cash, without interest, equal to (i) the Merger Consideration multiplied by (ii) the number of shares of Company Common Stock subject to such Company Restricted Stock Award at the Effective Time.

(e) The payment of all Equity Award Amounts hereunder shall be subject to appropriate withholding for Taxes in accordance with Section 2.03(h), without duplication. The term “Equity Award Amounts” means, collectively, all amounts payable pursuant to this Section 2.04. The term “Company Stock Plan” means each of (i) the 2017 Incentive Compensation Plan, (ii) the 2012 Equity Incentive Plan and (iii) the 2003 Equity Incentive Plan, in each case, as amended and restated.

Section 2.05 Treatment of Company ESPP. During the period from the date of this Agreement to the Effective Time, the Company shall take all action necessary to ensure that (i) no new offering periods under the Company’s Employee Stock Purchase Plan (the “ESPP”) will commence during the period from the date of this Agreement through the Effective Time, (ii) that there will be no increase in the amount of payroll deductions permitted to be made by the participants under the ESPP during the current offering periods, except those made in accordance with payroll deduction elections that are in effect as of the date of this Agreement, (iii) no individuals shall commence participation in the ESPP during the period from the date of this Agreement through the Effective Time, (iv) if the Closing shall occur prior to the end of the offering period in existence under the ESPP on the date of this Agreement, a new exercise date shall be established under the ESPP, which date shall be no later than the business day immediately prior to the anticipated Closing Date (the “ESPP Cut-Off Date”), and (v) the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase Company ESPP Shares in accordance with the terms and conditions of the ESPP (as amended pursuant to this Section 2.05), be refunded to such participant as promptly as practicable following the ESPP Cut-Off Date (without interest). The accumulated contributions of the participants in the current offering periods shall be used to purchase shares of Company Common Stock as of no later than the ESPP Cut-Off Date, and the participants’ purchase rights under such offerings shall terminate immediately after such purchase. As of no later than the business day immediately prior to the Effective Time, the Company shall terminate the ESPP.

Section 2.06 Payment of Company Equity Awards. As soon as practicable following the Effective Time, but in any event no later than fifteen calendar days following the Effective Time, the Surviving Corporation shall make by a payroll payment through the Surviving Corporation’s or Parent’s payroll provider, subject to Section 2.04(e), the Equity Award Amounts to the applicable holders thereof; provided, that any Equity Award Amount that is considered nonqualified deferred compensation under Section 409A of the Code shall be made at the time required under the applicable arrangement.

ARTICLE III

Representations and Warranties of the Company

Except (i) as disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) by the Company, or incorporated by reference into such document, in each case, after December 28, 2014 and publicly available prior to the date of this Agreement (collectively, the “Filed SEC Documents”), the relevance of which disclosure is reasonably apparent in the Filed SEC Documents and other than any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements” and any other disclosures contained therein that are predictive, cautionary or forward looking in nature, but being understood that this clause (i) shall not be applicable to Section 3.03 or (ii) subject to Section 9.03(g), as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.01 Organization, Standing and Corporate Power. Each of the Company and its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate or other entity power and authority to carry on its business as presently conducted, except (other than with respect to the Company’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. True and complete copies of the Articles of Incorporation of the Company (the “Company Articles of Incorporation”) and the Bylaws of the Company (the “Company Bylaws”), in each case as in effect on the date of this Agreement, are included in the Filed SEC Documents.

Section 3.02 Subsidiaries. Section 3.02 of the Company Disclosure Letter lists, as of the date of this Agreement, each Subsidiary of the Company and the jurisdiction of organization thereof. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”), other than Permitted Liens. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any corporation, partnership, joint venture, association or other entity. There are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which any Subsidiary of the Company is a party or by which any of them is bound (i) obligating any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of or equity interests in, or any security convertible or exchangeable for any shares of capital stock or other voting securities of or equity interest in, any Subsidiary of the Company, (ii) obligating any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, or (iii) that give any person the right to receive any economic interest of a nature accruing to the holders of capital stock of any of the Company’s Subsidiaries.

Section 3.03 Capital Structure.

(a) The authorized capital stock of the Company consists of 44,000,000 shares of Company Common Stock and 1,000,000 shares of undesignated stock. At the close of business on November 24, 2017 (the “Measurement Time”), (i) 15,530,075 shares of Company Common Stock were issued and outstanding, including no shares of Company Common Stock subject to restricted stock awards that were subject to service-based vesting or delivery requirements (the “Company Restricted Stock Awards”), (ii) 11,320 shares of Company Common Stock were reserved and available for issuance pursuant to the Company’s 2003 Equity Incentive Plan (the “2003 Plan”), all of which were subject to outstanding options to acquire shares of Company Common Stock (the “2003 Plan Options”), (iii) 463,354 shares of Company Common Stock were reserved and available for issuance pursuant to the Company’s 2012 Equity Incentive Plan (the “2012 Plan”), including (A) 132,156 shares of Company Common Stock were subject to outstanding options to acquire shares of Company Common Stock (the “2012 Plan Options”), (B) 266,215 shares of Company Common Stock were reserved and available for issuance subject to restricted stock unit awards that were subject to performance-based and service-based vesting, 133,106 of which would be issued based on the attainment of performance goals at target levels (the “2012 Plan PSUs”), and (C) 64,983 shares of Company Common Stock were subject to restricted stock unit awards that were subject to time-based vesting or delivery requirements (the “2012 Plan RSUs”), (iv) 1,936,431 shares of Company Common Stock were reserved and available for issuance pursuant to the Company’s 2017 Incentive Compensation Plan (the “2017 Plan” and, collectively with the

2003 Plan and the 2012 Plan, the “Company Incentive Plan”), including (A) 744 shares of Company Common Stock were subject to outstanding options to acquire shares of Company Common Stock (such options, together with the 2003 Plan Options and 2012 Plan Options and any options granted under the 2017 Plan after the Measurement Time, the “Company Stock Options”), (B) 2,590 shares of Company Common Stock reserved and available for issuance subject to restricted stock unit awards that were subject to performance-based and service-based vesting, 1,295 of which would be issued based on the attainment of performance goals at target levels (collectively with the 2012 Plan PSUs, the “Company PSUs”), and (C) 3,580 shares of Company Common Stock subject to restricted stock unit awards that were subject to time-based vesting or delivery requirements (together with the 2012 Plan RSUs, the “Company RSUs”), and (v) 140,076 shares of Company Common Stock were reserved and available for issuance pursuant to the ESPP (the “Company ESPP Shares” and, together with the Company Stock Options, Company RSUs, Company PSUs and Company Restricted Stock Awards, the “Company Equity Awards”). Except as set forth above, as of the Measurement Time, no shares of capital stock or other voting securities of or equity interests in the Company were issued, reserved for issuance or outstanding.

(b) Section 3.03(b) of the Company Disclosure Letter sets forth each Company Equity Award outstanding as of the Measurement Time, including (to the extent applicable) the Company Stock Plan under which such Company Equity Award was granted, the price at which such Company Equity Award may be exercised (if any) and status (vested or unvested) of each such Company Equity Award. Since the Measurement Time, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of or equity interests in the Company (including Company Equity Awards), other than issuances of shares of Company Common Stock pursuant to Company Equity Awards outstanding as of the Measurement Time or pursuant to the ESPP, and (y) there have been no issuances by the Company of options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock, other than issuances pursuant to Company Equity Awards outstanding as of the Measurement Time.

(c) All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”). Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of the Measurement Time, there were no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts, agreements, arrangements or undertakings of any kind to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of or equity interests in, or any security convertible or exchangeable for any shares of capital stock or other voting securities of or equity interest in, the Company or of any of its Subsidiaries or any Voting Company Debt, (ii) obligating the Company to issue, grant or enter into any such option, warrant, right, security, unit, Contract, agreement, arrangement or undertaking, or (iii) that give any person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock, and since the Measurement Time, none of the foregoing has been issued, agreed or entered into. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company, other than pursuant to the Company Stock Plans.

(d) The Company does not have any shareholder rights or similar plan in effect.

Section 3.04 Authority; Recommendation.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, subject, in the case of the Merger, to receipt of the affirmative vote of the holders of not less than a majority of all outstanding shares of Company Common Stock entitled to vote pursuant to a vote at a special meeting of shareholders (the “Shareholder Approval”). The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated by, and compliance with the provisions of, this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to (i) receipt of the Shareholder Approval and (ii) the preparation, execution and filing with the Secretary of State of Minnesota of the Articles of Merger as required by the MBCA. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The Company Board has duly and unanimously adopted resolutions, which as of the date of this Agreement have not subsequently been rescinded or modified in any way, (i) declaring that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to, and in the best interests of, the Company and its shareholders, (ii) approving this Agreement (including the Plan of Merger) and the transactions contemplated hereby, including the Merger (such approval having been made in accordance with the MBCA, including for purposes of Section 302A.613, Subd.1 and, assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.08, Section 302A.673 thereof) and (iii) recommending that the Company’s shareholders approve this Agreement (such recommendations, the “Recommendation” and, such actions by the Company Board, the “Board Actions”).

Section 3.05 Non-Contravention. The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries under (other than any such Lien created as a result of any action taken by Parent or Merger Sub), any provision of (a) the Company Articles of Incorporation, the Company Bylaws or the comparable organizational documents of any of its Subsidiaries, or (b) subject to the filings and other matters referred to in the immediately following sentence, and assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.08, (i) any Specified Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, (ii) any supranational, federal, national, state, provincial or local statute, law (including common law), ordinance, rule or regulation of any Governmental Authority, whether or not inside, outside, including or excluding the United States, Canada or any other country (“Law”) or any judgment, order or decree of any Governmental Authority, whether or not inside, outside, including or excluding the United States, Canada or any other country (“Judgment”), in each case applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) any Authorizations of the Company or its Subsidiaries, other than, in the case of clause (b) above, any such conflicts, violations, breaches, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No consent, approval, order, waiver or authorization of, action or nonaction by, registration, declaration or filing with, or notice to, any supranational, federal, national, state, provincial or local, government, any court of competent jurisdiction or any administrative, regulatory (including any stock exchange) or other governmental agency, commission or authority, whether or not inside, outside, including or excluding the United States, Canada or any other country (each, a “Governmental Authority”) is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, except for (A) compliance with and the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (B) compliance with and the filing with the SEC of a proxy statement in preliminary and definitive form relating to the Shareholders’ Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”), and the filing of such reports under, and such other compliance with, the Securities Exchange Act of 1934 (together with the rules and regulations promulgated thereunder, the “Exchange Act”) and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (C) the filing with the Secretary of State of Minnesota of the Articles of Merger as required by the MBCA and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (D) compliance with, and any filings or notices required under, the rules and regulations of the NASDAQ Global Select Market (“NASDAQ”), (E) any filings as may be required under Chapter 80B of the Minnesota Statutes and (F) such other consents, approvals, orders, waivers, authorizations, actions, nonactions, registrations, declarations, filings and notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.06 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed all material reports, schedules, forms, statements and other documents with the SEC required to be filed by the Company pursuant to the Securities Act of 1933 (together with the rules and regulations promulgated thereunder, the “Securities Act”) or the Exchange Act since December 28, 2014 (the “SEC Documents”). As of their respective effective dates (in the case of SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective dates of filing (in the case of all other SEC Documents), the SEC Documents complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act of 2002, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date of this Agreement, as of such respective dates, none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is separately subject to the periodic reporting requirements of the Exchange Act. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the SEC Documents. To the Knowledge of the Company, as of the date hereof, none of the SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation.

(b) Each of the audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company included in the SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly statements, to the extent permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments and the absence of footnotes).

(c) Except for matters reflected or reserved against in the most recent consolidated balance sheet of the Company (or the notes thereto) included in the Filed SEC Documents, neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any nature that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto), except liabilities and obligations that (A) were incurred since the date of such balance sheet in the Ordinary Course of Business, (B) are incurred in connection with the transactions contemplated by this Agreement, or (C) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) Internal Controls.

(i) The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Such internal controls are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Since December 25, 2016, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of (x) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal controls over financial reporting that are reasonably likely to adversely affect in any material respects the Company’s ability to record, process, summarize and report financial information, or (y) any fraud, whether or not material, that involves (or involved) the management or other employees of the Company who have (or had) a significant role in the Company’s internal controls over financial reporting.

(ii) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), which are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer, and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to all material information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(iii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. Since December 28, 2014, neither the Company nor any of its Subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(e) Neither the Company nor any of its Subsidiaries (x) has or is subject to any “Off-Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act), or (y) is a party to, or has any commitment to become a party to, any Contract relating to any material transaction or material relationship with, or material ownership or other material economic interest in, any variable interest entity.

(f) Since December 28, 2014 through the date of this Agreement, to the Knowledge of the Company, (i) neither the Company nor any director, officer, auditor or accountant of the Company has received any written material complaint, allegation, assertion or claim that the Company or its

Subsidiaries have engaged in illegal or fraudulent accounting or auditing practices and (ii) no attorney representing the Company, whether or not employed by the Company, has reported to the Company Board or any committee thereof or to any director or officer of the Company any evidence of a material violation of United States federal securities Laws and the rules and regulations of the SEC promulgated thereunder, by the Company or any of its officers or directors. As of the date of this Agreement, to the Knowledge of the Company, there are no SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any executive officer of the Company.

Section 3.07 Absence of Certain Changes or Events. Between December 25, 2016 and the date of this Agreement, the Company and its Subsidiaries have conducted their businesses only in the Ordinary Course of Business and there has not been:

(a) any change, effect, event, occurrence or fact that has had or would reasonably be expected to have a Material Adverse Effect;

(b) any declaration, setting aside or payment of any dividend on, or making of any other distribution (whether in cash, stock or property) in respect of, any capital stock of the Company;

(c) any split, combination or reclassification of any capital stock of the Company or any issuance or the authorization of any issuance of any other securities in lieu of or in substitution for shares of capital stock of the Company;

(d) any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any shares of capital stock of the Company or any of its Subsidiaries or any options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire such shares or other rights that give the holder thereof any economic interest of a nature accruing to the holders of such shares, other than (x) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price thereof, (y) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans, and (z) the acquisition by the Company of Company Stock Options, Company RSUs, Company PSUs and Company Restricted Stock Awards in connection with the forfeiture of such awards;

(e) any change in accounting methods, principles or practices by the Company or any of its Subsidiaries materially affecting the consolidated assets, liabilities or results of operations of the Company, except as required (x) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (y) by Law, including Regulation S-X under the Securities Act;

(f) with respect to the Company or any of its Subsidiaries, any material election relating to Taxes (including any “check-the-box” election pursuant to Treasury Regulations Section 301.7701-3), any material amendment with respect to any material Tax Return, any settlement or compromise of any material Tax liability for an amount that exceeds the amount disclosed, reflected or reserved against in the financial statements contained in the Filed SEC Documents, any request for any rulings from or the execution of any closing agreement with any Governmental Authority (except in connection with a settlement of a Tax liability for an amount that does not exceed the amount disclosed, reflected or reserved against in the financial statements contained in the Filed SEC Documents), any surrender of any right to claim a material Tax refund, any change to an annual accounting period for Tax purposes, or any change of any material accounting method for Tax purposes, except, in each case, for actions taken in the Ordinary Course of Business;

(g) the commencement of any new line of business or the opening by the Company or any of its Subsidiaries of any restaurants or the Company or any of its Subsidiaries otherwise engaging in any other operations, in each case, in any country in which they did not, as of December 28, 2014, have an owned or franchised restaurant or conduct other operations;

(h) any change (other than an immaterial change) to the terms of the Company’s or any of its Subsidiaries’ policies or procedures with respect to its relationships with any of its Franchisees, including any system-wide or regional mandates relating to advertising and marketing, equipment, hardware or software, except in the Ordinary Course of Business; or

(i) except as required by applicable Law or the terms of any Company Benefit Plan set forth in the Company Disclosure Letter, (A) any granting to any director or member of the Company Executive Team of any increase in compensation (except in the Ordinary Course of Business), (B) any granting to any director or member of the Company Executive Team of any increase in severance or termination pay (except to the extent of any increase in severance or termination pay as a result of any increase in compensation in the Ordinary Course of Business), (C) any entry by the Company or its Subsidiaries into any employment, consulting, severance, retention or termination agreement or arrangement with any director or member of the Company Executive Team, (D) any establishing, adopting, entry into or amending in any material respect any collective bargaining agreement, (E) any establishing, adopting, entry into or amending in any material respect any Company Benefit Plan (except in the Ordinary Course of Business), or (F) any acting to accelerate any rights or benefits under any Company Benefit Plan.

Section 3.08 Litigation. There is no suit, claim (or counterclaim), litigation, action, charge, complaint, arbitration, mediation, grievance or other proceeding brought, conducted or heard by or before any court or other Governmental Authority, arbitrator or mediator or arbitration or mediation panel (each, a “Litigation”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. There is no Judgment outstanding against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

Section 3.09 Contracts.

(a) Except for this Agreement and for Contracts filed or incorporated by reference as exhibits to the Filed SEC Documents, Section 3.09 of the Company Disclosure Letter sets forth a true and complete list of, as of the date of this Agreement:

(i) each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each loan and credit agreement, note, debenture, bond, indenture and other similar Contract pursuant to which any Indebtedness of the Company or any of its Subsidiaries, in each case in excess of $3,000,000, is outstanding or may be incurred, other than any such Contract between or among any of the Company and any of its Subsidiaries and any letters of credit;

(iii) each Contract (other than Franchise Agreements) to which the Company or any of its Subsidiaries is a party that by its terms calls for aggregate payments by or to the Company or any of its Subsidiaries of more than $3,000,000 over the remaining term of such Contract that may not be canceled by the Company or any of its Subsidiaries upon notice of 90 days or less without material penalty or other material liability to the Company or any of its Subsidiaries;

(iv) each Contract to which the Company or any of its Subsidiaries is a party relating to the acquisition or disposition by the Company or any of its Subsidiaries of properties or assets, in each case, (A) that was entered into since December 28, 2014 for aggregate consideration of more than $3,000,000, except for acquisitions and dispositions of properties and assets in the Ordinary Course of Business, or (B) pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or other contingent payment obligations;

(v) each Contract of the Company or any of its Subsidiaries that (A) grants a right of exclusivity to a geographic region, area of protection, right of first offer, right of first refusal or similar right with respect to any business or geographic region (“Exclusive Rights”), other than such rights set forth in Franchise Agreements entered into in the Ordinary Course of Business; (B) authorizes any person to grant others the right to license any trademark, service mark or other Intellectual Property owned by the Company or any of its Subsidiaries in any geographic area (“Master Franchise Rights”); (C) restricts the ability of the Company or any of its Affiliates (including post-Closing) to compete with any business or in any geographical area or to solicit customers (“Company Noncompete Restrictions”), other than such restrictions set forth in Franchise Agreements entered into in the Ordinary Course of Business; (D) would require the disposition of any material assets or line of business of the Company or any of its Subsidiaries or, after the Effective Time, of Parent or any of its Subsidiaries; (E) grants “most favored nation” status to, or is a “requirements” Contract with, a Principal Supplier or Specified Franchisee, in each case that, following the Merger, would apply to Parent or any of its Subsidiaries (including the Company or any of its Subsidiaries); or (F) prohibits or limits the right of the Company or any of its Subsidiaries to use, transfer, license, distribute or enforce any of their respective Owned Intellectual Property, other than limitations on enforcement arising from non-exclusive licenses of Owned Intellectual Property entered into in the Ordinary Course of Business; in each case under clauses (A)-(F) (and the defined terms therein) that limits in any material respect the operation of the Company and its Subsidiaries (taken as a whole) as currently conducted and that may not be canceled by the Company or any of its Subsidiaries upon notice of 90 days or less without material penalty or other material liability to the Company or any of its Subsidiaries;

(vi) each Contract that is a settlement, conciliation or similar agreement (A) that is with any Governmental Authority, (B) pursuant to which the Company or any of its Subsidiaries is obligated after the date of this Agreement to pay consideration in excess of $3,000,000 (net of insurance proceeds actually received), or (C) that would otherwise reasonably be expected to limit in any material respect the operation of the Company or any of its Subsidiaries (or, to the Knowledge of the Company, Parent or any of its other Affiliates from and after the Closing) as currently operated;

(vii) each Contract to which the Company or any of its Subsidiaries is a party involving the inbound or outbound licensing or grant of any right to use or register (or any consent to or agreement not to assert any rights with respect to the use or registration of) any Intellectual Property (except for (1) off-the-shelf licenses of commercially available software for less than $500,000 on an annual basis, (2) agreements between the Company or any of its Subsidiaries, on the one hand, and their employees or consultants, on the other hand, entered into in the Ordinary Course of Business, (3) non-material non-exclusive licenses entered into in the Ordinary Course of Business, and (4) any Franchise Agreement entered into in the Ordinary Course of Business);

(viii) each Contract other than Franchise Agreements entered into in the Ordinary Course of Business that grants to any person any option, right of first offer or right of first refusal or similar right to purchase, lease, sublease, license, use, possess or occupy any assets material to the Company and its Subsidiaries, taken as a whole;

(ix) each Contract between the Company or any of its Subsidiaries and any current or former director or officer of the Company or any person beneficially owning five percent or more of the outstanding shares of Company Common Stock (other than indemnity agreements with directors or officers of the Company) pursuant to which the Company has continuing obligations, in each case, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Law) without any obligation on the part of the Company or any of its Subsidiaries to make any severance, termination, change in control or similar payment or to provide any benefit;

(x) any Contract to which the Company or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries, as the case may be, has ongoing obligations to not acquire assets or securities of the other party or any of its Affiliates and, to the extent not entered into in the Ordinary Course of Business, any Contract under which the Company or any of its Subsidiaries has material ongoing indemnification obligations;

(xi) each material Contract to which any Principal Supplier is a party (excluding purchase orders in the Ordinary Course of Business) that has a term of more than 90 days and that may not be canceled by the Company or any of its Subsidiaries without material penalty or other material liability to the Company or any of its Subsidiaries, upon notice of 90 days or less; and

(xii) each Contract of the Company or any of its Subsidiaries that relates to a partnership, joint venture or similar arrangement.

Each Contract set forth on Section 3.09 of the Company Disclosure Letter or required to be set forth thereon is referred to herein as a “Specified Contract.”

(b) As of the date of this Agreement, the Company has made available to Parent true and complete copies of each Specified Contract. Each of the Specified Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no breach or default under any Specified Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since December 25, 2016 to the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of termination or breach (which has not been cured) with respect to and, to the Knowledge of the Company, no party has delivered written notice threatening to terminate, any Specified Contract.

Section 3.10 Compliance with Laws.

(a) Each of the Company and its Subsidiaries is in compliance with all Laws applicable to its business or operations (including Franchise Laws, Relationship Laws, Nevada Gaming Laws and Alcohol Laws), in each case except for instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company and its Subsidiaries has in effect and is in compliance with all approvals, authorizations, registrations, licenses, exemptions, permits and consents of Governmental Authorities (collectively, “Authorizations”) necessary for it to conduct its business as presently conducted, except for such Authorizations the absence of or noncompliance with which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received notice that any Authorizations will be terminated or modified or cannot be renewed in the Ordinary Course of Business, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. This Section 3.10 does not relate to compliance with employee benefit matters, which are the subject of Section 3.11 and Section 3.12, tax matters, which are the subject of Section 3.13, or intellectual property matters, which are the subject of Section 3.15.

(b) Section 3.10(b) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of all Liquor Licenses held or used by the Company and its Subsidiaries that are required for the Company and its Subsidiaries to conduct their business in all material respects as conducted on the date of this Agreement, along with the name and street, city and state address of each restaurant to which such Liquor License relates, and the expiration date of each such Liquor License. Except as would not, individually in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each such restaurant possesses a Liquor License; (ii) each Liquor License is in full force and effect; and (iii) since December 25, 2016, there have not been, and there are not now pending, any disciplinary actions, unresolved citations, unsatisfied penalties, or past disciplinary actions relating to Liquor Licenses that would reasonably be expected to have any adverse impact on the ability to maintain or renew any Liquor License.

(c) The term “Franchise Laws” means the FTC Rule and any other Law of the United States, Canada or any other jurisdiction in which the Company and its Subsidiaries have, during the relevant times, acted as franchisor or offered franchises (whether inside, outside, including or excluding the United States or Canada) regulating, among other things, the offer or sale of franchises, including any pre-sale registration or disclosure Law. The term “FTC Rule” means the Federal Trade Commission trade regulation rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising,” 16 CFR Part 436.1 et seq. The term “Relationship Laws” means any franchise termination, non-renewal, unfair practices or relationship Laws of the United States, Canada or any other jurisdiction in which the Company and its Subsidiaries have, during the relevant times, acted as franchisor or offered franchises (whether or not inside, outside, including or excluding the United States, Canada or any other country) including the requirements of such Laws, with respect to the notice of default, time to cure and the actual termination of any franchisee or business opportunity operator. The term “Nevada Gaming Laws” means the Nevada Gaming Control Act, the regulations promulgated thereunder and various local regulations related to gaming. The term “Alcohol Laws” means any applicable Law or Judgment applicable to the production, sale or distribution of alcoholic beverage products, including “dram shop” laws, safety laws and other similar regulations. The term “Liquor License” means a liquor or alcohol permit or license, including beer, wine and mixed beverage permits and licenses, issued by a Governmental Authority.

(d) To the Knowledge of the Company, since December 28, 2014, neither the Company nor any director, officer, other employee or agent of the Company or any of its Subsidiaries has violated any provision of the Foreign Corrupt Practice Act of 1977, as amended, or any similar foreign Law. Since December 28, 2014, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to the Foreign Corrupt Practice Act of 1977, as amended, or any similar Law.

Section 3.11 Labor and Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with any labor organization, union or association, and there are not, to the Knowledge of the Company, any union organizing activities concerning any employees of the Company or any of its Subsidiaries. As of the date of this Agreement, there are no pending, or to the Knowledge of the Company, threatened, and since December 28, 2014, there have been no, strikes, slowdowns, work stoppages, lockouts, or other material labor disputes or similar organized activity against the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or as contemplated by this Agreement, to the

Knowledge of the Company (but without any duty of inquiry), (i) no member of the Company Executive Team has any present intention as of the date of this Agreement to terminate his or her employment with the Company or any of its Subsidiaries and (ii) no other key employee with annual base compensation in excess of $100,000 has indicated a present intention to terminate his or her employment.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since December 28, 2014, the Company and each of its Subsidiaries are in compliance with all applicable Laws respecting employment and employment practices, including all Laws related to terms and conditions of employment, immigration and work authorization, occupational safety and health and workers’ compensation, employee classification and wages and hours, including to the extent applicable, Fair Labor Standards Act and similar state and local wage and hour Laws, Title VII of the Civil Rights Act of 1964, the Equal Pay Act of 1967, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act and state anti-discrimination laws. Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement, (i) there are no material charges, complaints, audits or investigations pending by any Governmental Authority pertaining to the employment practices of the Company or any of its Subsidiaries or, to the Company’s Knowledge, otherwise scheduled or threatened by any Governmental Authority against the Company or any of its Subsidiaries, and (ii) to the Company’s Knowledge, no written complaints relating to employment practices of the Company or any of its Subsidiaries have been filed or made with any Governmental Authority or submitted by any Governmental Authority to the Company or any of its Subsidiaries.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since December 28, 2014, (i) any individual who performs services for the Company or any of its Subsidiaries and who is not treated as an employee for federal income Tax purposes by the Company or any of its Subsidiaries is not an employee under applicable Law and is not an employee for any purpose (including Tax withholding purposes or Company Benefit Plan purposes), (ii) neither the Company nor any of its Subsidiaries has any liability by reason of an individual who performs or performed services for the Company or any of its Subsidiaries in any capacity being improperly excluded from participating in a Company Benefit Plan, and (iii) each employee of the Company and its Subsidiaries has been properly classified as “exempt” or “non-exempt” under applicable Law.

(d) Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries: (i) are not delinquent in any payments to, or on behalf of, any independent contractors (who are individuals) or employees for any services or amounts required to be reimbursed or otherwise paid; and (ii) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for any independent contractors (who are individuals) or employees (other than routine payments to be made in the Ordinary Course of Business).

(e) Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since December 28, 2014, to the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in violation of any term of any third party employment agreement, nondisclosure agreement, common law nondisclosure obligation, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(f) Since December 28, 2014, neither the Company nor any of its Subsidiaries have implemented any plant closing or layoff of employees that implicated the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law.

Section 3.12 Employee Benefit Matters.

(a) Section 3.12(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan. Each Company Benefit Plan has been administered in compliance with its terms and with applicable Law (including the Employee Retirement Income Security Act of 1974 (“ERISA”), and the Code), other than instances of noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of (to the extent applicable) (i) each material Company Benefit Plan (or, with respect to any unwritten material Company Benefit Plan, a written description thereof), other than any Company Benefit Plan that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, and (ii) the most recent summary plan description, if any, required under ERISA with respect to each material Company Benefit Plan.

(c) Each Company Benefit Plan intended to be “qualified” (or registered) within the meaning of Section 401(a) of the Code (or any comparable provision under applicable non-U.S. Laws) has received a favorable determination or opinion letter as to such qualification or registration from the Internal Revenue Service (or any comparable Governmental Authority), and no event has occurred, either by reason of any action or failure to act, that could reasonably be expected to cause the loss of any such qualification, registration or Tax-exempt status or the imposition of any material penalty or Tax liability, except where such loss of qualification, registration or Tax-exempt status or the imposition of any material penalty or Tax liability, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(d) Section 3.12(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, each material Company Benefit Plan that provides health or welfare benefits (whether or not insured) with respect to employees or former employees (or any of their beneficiaries) of the Company or any of its Subsidiaries after retirement or other termination of service (other than coverage or benefits (A) required to be provided under Part 6 of Title I of ERISA, or any other applicable Law, or (B) the full cost of which is borne by the employee or former employee (or any of their beneficiaries)). Each such U.S. plan is amendable, terminable or otherwise may be discontinued unilaterally by the Company at any time without material liability or expense to Parent, the Company and its Subsidiaries, taken as a whole, as a result thereof other than ordinary administration expenses typically incurred in a termination event and/or claims incurred prior to the date of such amendment, and no such plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company from amending or terminating any such Company Benefit Plan. Each Company Benefit Plan is in compliance with the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010 (the “2010 Health Care Law”), to the extent applicable, except for such noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The operation of each Company Benefit Plan will not result in the incurrence of any penalty to the Company, Parent or any of their respective Subsidiaries pursuant to the 2010 Health Care Law, to the extent applicable that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(e) No Company Benefit Plan is or has at any time been covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA and none of the Company or its Subsidiaries has any liability, contingent or otherwise, with respect to any employee benefit plan that is covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA.

(f) None of the Company, its Subsidiaries or any ERISA Affiliates or any of their respective predecessors has within the last six (6) years contributed to, contributes to, has ever been required to contribute to, or otherwise participated in or participates in any way, directly or indirectly, has any liability with respect to any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code). The term “ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) no proceeding has been threatened, asserted, instituted or, to the Knowledge of the Company, is anticipated against any of the Company Benefit Plans (other than non-material routine claims for benefits and appeals of such claims), any trustee or fiduciary thereof, or any of the assets of any trust of any of the Company Benefit Plans, (ii) no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or is reasonably expected to occur with respect to the Company Benefit Plans, and (iii) no Company Benefit Plan is under, and neither the Company nor any of its Subsidiaries has received any notice of, an audit or investigation by the Internal Revenue Service, Department of Labor or, to the Knowledge of the Company, any other Governmental Authority, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty.

(h) There are no loans by the Company or any of its Subsidiaries to any of their current or former employees, other than loans under any Company Benefit Plan intended to qualify under Section 401(k) of the Code and routine travel advances made in the Ordinary Course of Business.

(i) Each Company Benefit Plan that is subject to Section 409A of the Code has operated in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, except as would not reasonably be expected to have a Material Adverse Effect.

(j) Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Merger (either alone or together with any other event) will, in respect of any employee, officer, director or independent contractor of the Company or any of its Subsidiaries (whether current, former or retired), except as would not be material to the Company and its Subsidiaries, taken as a whole, (i) cause any payment or benefit to become due or payable, including severance pay, (ii) increase the amount or value of any benefit, compensation or other material obligation otherwise payable or required to be provided, (iii) accelerate the time of payment or vesting of any such benefit or compensation, (iv) accelerate the time or otherwise trigger, either directly or indirectly, any funding (through a grantor trust or otherwise) of any such compensation or benefits or cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (v) otherwise give rise to any material liability under any Company Benefit Plan, (vi) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time or (vii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. As of the date of this Agreement, the Company has made available to Parent a working draft copy of preliminary Section 280G calculations that were recently prepared with respect to disqualified individuals in connection with the Merger (it being understood such calculations are not final and were provided “as-is” for informational purposes only). Neither the Company nor any of its Subsidiaries has any gross-up or indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code or otherwise.

(k) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical, disability, life insurance or other welfare benefits for retired, former or current employees or directors of the Company or any of its Subsidiaries except as required to comply with Section 4980B of the Code or any similar Law. To the extent that the Company or any of its Subsidiaries sponsors any such plan, the Company or the applicable Subsidiary has reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health, medical, disability or life insurance coverage.

(l) None of the Company or any of its Subsidiaries has made any promises or commitments to create any additional material Company Benefit Plan or to modify or change in any material way any existing material Company Benefit Plan other than those amendments or modifications required by Law.

(m) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Company Benefit Plan that is mandated by a Governmental Authority other than a Governmental Authority of the United States or subject to the Laws of a jurisdiction outside of the United States (each, a “Foreign Company Plan”), the fair market value of the assets of each funded Foreign Company Plan, the liability of each insurer for any Foreign Company Plan funded through insurance or the book reserve established for any Foreign Company Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Company Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Company Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations, (ii) each Foreign Company Plan has been maintained and operated in all material respects in accordance with the applicable plan document and all applicable Laws and other requirements, and if intended to qualify for special Tax treatment, satisfies all requirements for such treatment, and (iii) except as required by Law, no condition or term under any relevant material Foreign Company Plan exists which would prevent Parent from terminating or amending any material Foreign Company Plan at any time for any reason without material liability to Parent.

(n) Neither the Company nor any Subsidiary of the Company is a party to any agreement, contract, arrangement or plan that has resulted, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code, except for any payment or lack of deductibility that, individually or in the aggregate, has not had and would not reasonably be likely to have a Material Adverse Effect.

(o) The term “Company Benefit Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), each employment, consulting, indemnification, change in control, severance or termination agreement or arrangement between the Company or any of its Subsidiaries, on the one hand, and any current or former employee, officer or director of the Company or any of its Subsidiaries, on the other hand pursuant to which the Company or any of its Subsidiaries has any continuing obligations as of the date of this Agreement, other than any agreement or arrangement mandated by applicable Law, as well as each bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based compensation, retirement, vacation leave, sick leave, paid time off, severance, disability, death benefit, hospitalization, medical or other employee benefits plan, policy, program, arrangement or understanding, in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries as of the date of this Agreement, in each case for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, other than any plan, policy, program, arrangement or understanding mandated by applicable Law.

Section 3.13 Taxes.

(a) Each of the Company and its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it with the appropriate Governmental Authority (taking into account any valid extensions with respect thereto) and all such Tax Returns are true, complete and correct in all material respects.

(b) Each of the Company and its Subsidiaries has: (i) duly and timely paid all material Taxes due and payable by it other than such Taxes that are being contested in good faith through appropriate proceedings and in respect of which adequate reserves have been established in accordance with GAAP in the financial statements contained in the Filed SEC Documents; (ii) duly and timely withheld all material Taxes and other amounts required by applicable Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Authority all such withheld Taxes and other amounts required by applicable Laws to be remitted by it; and (iii) duly and timely collected, in all material respects, all amounts on account of sales or transfer Taxes, including goods and services, harmonized sales, value added and federal, provincial, state or territorial sales Taxes, required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Authority all such collected Taxes required by applicable Laws to be remitted by it.

(c) No deficiencies for any material Taxes have been proposed, asserted, assessed or threatened in writing against the Company or any of its Subsidiaries which have not been settled and paid. No audit, action, investigation, examination, suit or other proceeding is pending or is being threatened in writing with respect to any material Taxes or Tax Returns of the Company or any of its Subsidiaries.

(d) The charges, accruals, and reserves for Taxes reflected on the financial statements contained in the Filed SEC Documents (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income Taxes) are adequate under GAAP to cover Taxes of the Company and each of its Subsidiaries accruing through the date of such financial statements contained in the Filed SEC Documents. For periods not covered by the financial statements contained in the Filed SEC Documents, the Company and each of its Subsidiaries accrued all material taxes incurred but not yet due and payable on its books and records in accordance with GAAP.

(e) There are no material Liens for Taxes on the property or assets of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(f) Neither the Company nor any of its Subsidiaries is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time. Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated, unitary, or combined Tax Return (other than a group the common parent of which was the Company).

(g) No private letter rulings, technical advice memoranda, closing agreements, or rulings have been entered into or issued by any Governmental Authority with respect to the Company or any of its Subsidiaries that are binding on such entity in respect of any taxable year for which the statute of limitations has not yet expired. There is no currently effective agreement or other document with respect to the Company or any of its Subsidiaries extending the period of assessment or collection of any material Taxes.

(h) Since December 28, 2014, no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(i) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof. Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations promulgated thereunder.

(j) The term “Tax” or “Taxes” means (i) any and all taxes, duties, fees, imposts, levies or other governmental assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income, profits, capital gains, capital stock, goods and services, branch, alcoholic beverage tax, payroll, unemployment, windfall profits, franchise, gross receipts, capital, net worth, sales, escheat, use, withholding, value added, ad valorem, registration, employment, social security, disability, occupation, real property, personal property (tangible and intangible), stamp, transfer (including real property transfer or gains), conveyance, severance, production, excise, license, estimated taxes, deficiency assessments and other taxes (including all penalties and additions to any such taxes and interest thereon) imposed by any Governmental Authority, whether disputed or not, (ii) liability for the payment of any amount imposed on any person of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group and (iii) liability for the payment of any amount imposed on any person of a type described in clause (i) or clause (ii) as a transferor or successor or a result of any existing express or implied indemnification agreement or arrangement. The term “Tax Return” means any return, statement, report, form, election, designations, estimates, claims for refund, declarations of estimated Tax, information statements or filings, including in each case any amendments, schedules or attachments thereto, filed or required to be filed with any Governmental Authority. The term “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding a party or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any nonmaterial commercially reasonable indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).

Section 3.14 Real Property.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all material real property owned by the Company and its Subsidiaries (individually, an “Owned Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or a Subsidiary of the Company has good and valid fee title to each Owned Real Property, and to all real property owned by the Company and its Subsidiaries relating to a restaurant, in each case free and clear of all Liens and defects in title, except for Permitted Liens.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all material locations where the Company or any of its Subsidiaries is a tenant or a subtenant (each such location, a “Leased Real Property” and, the leases of the Leased Real Property collectively, the “Real Property Leases”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company or a Subsidiary of the Company has a good and valid title to a leasehold estate in each Leased Real Property, free and clear of all Liens and defects in title, except for Permitted Liens, (ii) all Real Property Leases and all Real Property Subleases are in full force and effect (subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles) and (iii) neither the Company nor any of its Subsidiaries that is party to such leases has received or given any written notice of any material default thereunder which default continues on the date of this Agreement.

(c) Section 3.14(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all locations where the Company or any of its Subsidiaries is the landlord or the sublandlord under any Real Property Lease (such leases, subleases and similar agreements, collectively, the “Real Property Subleases”).

Section 3.15 Intellectual Property.

(a) Section 3.15(a)(i) of the Company Disclosure Letter sets forth a true and complete (in all material respects) list, as of the date of this Agreement, of all issued or registered Intellectual Property or applications for issuance or registration of any Intellectual Property, foreign and domestic, owned by the Company or its Subsidiaries (indicating for each, as applicable, the owner(s), jurisdiction, application number and date and registration number and date). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to (free and clear of any Liens, other than Permitted Liens) all Owned Intellectual Property, and is licensed or otherwise has the right to use, all other Company Intellectual Property used in or necessary for the conduct of the respective businesses of the Company or any of its Subsidiaries as currently conducted; provided, however, that the foregoing representation and warranty in this Section 3.15(a) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation, dilution or violation of any Intellectual Property (which is addressed in Section 3.15(b)). The Company or one of its Subsidiaries is the sole and exclusive owner of (A) all right, title and interest in and to the trademarks and service marks included in the Owned Intellectual Property and identified as Key Intellectual Property in Section 3.15(a)(i) of the Company Disclosure Letter, and (B) all formulas and recipes that are material to any of the businesses of the Company or its Subsidiaries (clauses (A) and (B) collectively the “Key Intellectual Property”), in each case, free and clear of any Liens, other than Permitted Liens. All of the material registrations, issuances and applications owned by the Company or any of its Subsidiaries and set forth in Section 3.15(a)(i) of the Company Disclosure Letter, including any such registrations, issuances and applications of the Key Intellectual Property, are subsisting and, to the Knowledge of the Company, valid and enforceable and in full force and effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the transactions contemplated by this Agreement will not impair the right, title, or interest of the Company or any of its Subsidiaries in or to any Company Intellectual Property and, (ii) upon the Closing Date, all of the material Company Intellectual Property will be owned or available for use by the Company and its Subsidiaries on identical terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to the Closing Date.

(b) (i) No claims or other suits, actions or proceedings are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any other person, or that contest the validity, use, ownership or enforceability of any of the Company Intellectual Property owned by the Company or any of its Subsidiaries, except, other than with respect to the Key Intellectual Property, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. (ii) Neither the Company’s nor any of its Subsidiaries’ use of any Company Intellectual Property, nor the operation of the Company’s or any of its Subsidiaries’ respective businesses, has in the past three years infringed, misappropriated, diluted, or otherwise violated or currently infringes, misappropriates, dilutes or otherwise violates any Intellectual Property rights of any other person except where such infringement, misappropriation, dilution or other violation would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. (iii) To the Knowledge of the Company, as of the date of this Agreement, no person is infringing, misappropriating, diluting or otherwise violating the rights of the Company or any of its Subsidiaries with respect to any Owned Intellectual Property, except, other than with respect to the Key Intellectual Property, where such infringement, misappropriation, dilution or other violation would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. (iv) The Owned Intellectual Property is not subject to any outstanding consent, settlement, lien, decree, order, injunction, judgment or ruling restricting the use thereof in a manner that would reasonably be expected to materially impair the continued operation of the businesses of the Company or its Subsidiaries (taken as a whole) as currently conducted.

(c) The Company and its Subsidiaries have taken commercially reasonable steps to maintain, preserve, police, and protect the Owned Intellectual Property, including the confidentiality, integrity and availability of Owned Intellectual Property consisting of trade secrets and other material confidential information and, to the Knowledge of the Company, no material trade secret that constitutes Owned Intellectual Property has been used, disclosed or discovered by any person except pursuant to customary non-disclosure and/or license agreements, in each case, except where a failure to take such steps or where such use, disclosure or discovery, respectively, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries have policies in place requiring all employees who develop Intellectual Property on behalf of the Company and its Subsidiaries to assign such Intellectual Property to the Company or its Subsidiaries; and (ii) the Company and its Subsidiaries have obtained assignments of all Intellectual Property on behalf of the Company and its Subsidiaries by all employees who have developed Intellectual Property on behalf of the Company and its Subsidiaries.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each of the Company and its Subsidiaries is and since December 28, 2014 has been in compliance with its posted privacy policies and all other related notices, policies and programs and all applicable data protection, privacy and other applicable Laws and contractual commitments regarding the collection, use, storage, distribution, transfer, import, export, breach notification, disposal or disclosure (in any form or medium) of or regarding any personally identifiable information that could be used to identify, contact or locate an individual (“Personal Information”) including the Payment Card Industry Data Security Standard (PCI DSS), (ii) to the Knowledge of the Company, no person has gained unauthorized access to or made any unauthorized use of any such Personal Information maintained by the Company or any of its Subsidiaries, (iii) no claims or other suits, actions or proceedings are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to the collection or use of Personal Information and (iv) to the Knowledge of the Company, there have been no material security breaches in the information technology systems used by the Company and its Subsidiaries. The Company and its Subsidiaries have commercially reasonable security measures in place to protect the confidentiality, integrity and availability of Personal Information in their possession or control, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (x) the consummation of the transactions contemplated by this Agreement do not violate the Company’s or its Subsidiaries’ posted privacy policies as they currently exist; and (y) upon the Closing Date, the Company and its Subsidiaries will own and continue to have the right to use all such Personal Information on identical terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to the Closing Date.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, all software owned by the Company or any of its Subsidiaries (i) is free from any material software defect, and (ii) does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software.

(g) The term “Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: (i) any patent, patentable invention or other patent right (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), (ii) any trademark, service mark, trade name, business name, brand name, slogan, logo, trade dress, social media identifier and all other indicia of origin, together with all goodwill associated therewith, (iii) any copyright, work of authorship (whether or not copyrightable), design, design registration and database rights, (iv) any computer software programs, (v) any Internet domain names, and (vi) any trade secrets, know-how, formulae, recipes and other confidential or proprietary information and rights.

Section 3.16 Environmental Matters.

(a) Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and has for the past five years been, in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written communication alleging that the Company is in violation of, or has any liability under, any Environmental Law, (ii) each of the Company and its Subsidiaries possesses and is in compliance with all Authorizations required under applicable Environmental Laws to conduct its business as presently conducted, (iii) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (iv) none of the Company or any of its Subsidiaries has Released or exposed any person to, any Hazardous Materials, and to the Knowledge of the Company no Hazardous Materials have been Released by any other person at, on, under or from any of the Owned Real Property or the Leased Real Property, in a manner that would reasonably be expected to result in an Environmental Claim against the Company or any of its Subsidiaries.

(b) The term “Environmental Claims” means any administrative or judicial actions, suits, orders, claims, proceedings or written notices by or from any Governmental Authority or any other person alleging liability under Environmental Laws, including liability arising out of the Release of or exposure to any Hazardous Material or the failure to comply with any Environmental Law or any Authorization issued thereunder. The term “Environmental Law” means any Law relating to pollution or protection of the environment or natural resources or human exposure to Hazardous Materials. The term “Hazardous Materials” means any materials or wastes that are listed or defined in relevant form, quantity, concentration or condition as hazardous substances, hazardous wastes, hazardous materials, extremely hazardous substances, toxic substances, pollutants, contaminants or terms of similar import under any applicable Environmental Law. The term “Release” means any release, spill, emission, leaking, pumping, pouring, emitting, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the indoor or outdoor environment.

Section 3.17 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law, (b) all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, and all premiums due with respect to all such insurance policies have been timely paid, (c) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy, and (d) no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

Section 3.18 Franchise Matters.

(a) Section 3.18(a)(i) of the Company Disclosure Letter sets forth a true and complete list of all currently effective area development agreements in which the Company or any of its Subsidiaries has granted Exclusive Rights or Master Franchise Rights. Section 3.18(a)(ii) of the Company Disclosure Letter sets forth a list of each group of related Franchisees that operates ten or more franchised restaurants (each, a “Specified Franchisee”). For purposes of this Agreement, “Franchise Agreements” means any written or oral contract or agreement pursuant to which the Company or any of its Subsidiaries grants or has granted any franchise or the right or option to acquire any franchise to develop or operate or license others to develop or operate within one or more countries, states, provinces or other geographic areas any franchised restaurants (each such restaurant, a “Franchised Restaurant”). Without limiting the foregoing, Franchise Agreements include area development agreements, area license or franchise agreements, master franchise agreements, area representative agreements and similar agreements that cover the development or franchising of franchises, including (A) any agreements listed on Section 3.18(a)(i) of the Company Disclosure Letter, (B) the Franchise Agreements to which the Specified Franchisees are parties, (C) current Franchise Agreements with any Franchisee listed on Exhibit E to the FDD dated March 28, 2017 and (D) current Franchise Agreements with any Franchisee signed after January 1, 2017.

(b) Each of the Franchise Agreements is valid and binding on and enforceable against the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no breach or default under any Franchise Agreement by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict in any respect with, or result in any breach or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under (other than any such Lien created from any action taken by Parent or Merger Sub) or any right of rescission or set-off under, any provision of any Franchise Agreement except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Section 3.18(c) of the Company Disclosure Letter sets forth a true and complete list of all material FDDs that the Company or any of its Subsidiaries have used to offer or sell Franchises within the United States, Canada or any other jurisdiction outside of the United States and Canada at any time since December 28, 2014 to the date of this Agreement. The Company has made available to Parent true and complete copies of each such FDD. Since December 28, 2014, the Company and its Subsidiaries have not, in any such FDD or in any registration, application or filing with any Governmental Authority under any United States federal or state Franchise Law or any other applicable Law (whether or not inside, outside, including or excluding the United States, Canada or any other country) made any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) Neither the Company nor any of its Subsidiaries is subject to any Judgment with respect to the offer or sale of Franchises in any jurisdiction except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) To the Knowledge of the Company, all funds administered by or paid to the Company or any of its Subsidiaries by or on behalf of one or more Franchises at any time since December 28, 2014, including funds that Franchisees contributed for advertising and promotion and rebates (“Advertising Funds”) and other payments made by suppliers and other third parties on account of Franchisees’ purchases from those suppliers and third parties, have been administered and spent in accordance in all material respects with the applicable franchise agreements, applicable Laws and any other Contract to which the Company or any of its Subsidiaries is a party. To the Knowledge of the Company, since December 28, 2014, neither the Company nor any of its Subsidiaries has (i) expended Advertising Funds for the promotion, marketing or sale of new franchises, (ii) offered, sold or granted a franchise to be operated outside of the United States, or (iii) other than by setting standards, undertaken responsibility for, asserted control over or otherwise intervened in the day-to-day management of any of the Franchises in any material respect.

(f) Either the FDD or Section 3.18(f) of the Company Disclosure Letter contains a summary of all material franchise-related arbitrations, litigation, class proceedings, material complaints or disputes, or other Litigations which are pending or, to the Knowledge of the Company, threatened (i) from any Franchisee or association purporting to represent a group of Franchisees, or (ii) from any other Franchisee except where such Litigation (as it relates to (i) and (ii)), either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(g) The term “FDD” means any franchise disclosure document used by the Company or any of its Subsidiaries in connection with the offer or sale of franchises in the United States, Canada or any other jurisdiction outside of the United States and Canada (whether or not inside, outside, including or excluding the United States, Canada or any other country). The term “Franchisee” means a person other than the Company or any of its Subsidiaries that is granted a right (whether directly by the Company or any of its Subsidiaries) to develop or operate, or is granted a right to license others to develop or operate, a Franchised Restaurant within a specific geographic area or at a specific location.

(h) Section 3.18(h) of the Company Disclosure Letter identifies by jurisdiction and effective date all currently effective registrations under the Franchise Laws that are applicable to the Company and its Subsidiaries. The Company and its Subsidiaries have complied with the Franchise Laws except for violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(i) As of the date of this Agreement and since December 25, 2014, no person, to the Knowledge of the Company, has provided written notice alleging that the Company or any of its Subsidiaries is a joint or co-employer of or has any liability whatsoever with respect to any employees of any Franchisee, and no determination (preliminary or otherwise) has been made by any Governmental Authority that the Company or any of its Subsidiaries is a joint or co-employer or has any liability whatsoever with respect to any employees of any other employer, including employees of Franchisees.

Section 3.19 Quality and Safety of Food & Beverage Products. Since December 28, 2014, (a) there have been no recalls of any food or beverage product of the Company or any Subsidiary, whether ordered by a Governmental Authority or undertaken voluntarily by the Company or a Subsidiary; and (b) to the Knowledge of the Company, none of the food or beverage products of the Company or any Subsidiary has been adulterated, misbranded, mispackaged, or mislabeled in violation of applicable Law, or was unfit for human consumption when consumed in the intended manner, except as (a) and (b), either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 3.20 Affiliate Transactions. There have not been during the preceding three years any transactions, Contracts, agreements, arrangements or understandings or series of related transactions, Contracts, agreements, arrangements or understandings, nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Filed SEC Documents filed prior to the date hereof.

Section 3.21 Certain Business Practices. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries (nor any of their respective officers, directors or employees) (a) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was illegal under applicable Laws; or (b) has engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by the United States Office of Foreign Assets Control or any other agency of the United States or Canadian government or any other Governmental Authority.

Section 3.22 Company Swaps. Neither the Company nor any of its Subsidiaries is party to any interest rate swaps or currency exchange swaps (the “Company Swaps”) in effect as of the date of this Agreement. Any Company Swaps entered into after the date of this Agreement will be entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries and will be entered into with counterparties believed at the time to be financially responsible and able to bear the risks of such Company Swaps.

Section 3.23 Information Supplied. None of the information contained in or incorporated by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the Exchange Act. No representation is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

Section 3.24 Suppliers.

(a) Section 3.24(a) of the Company Disclosure Letter sets forth a complete and accurate list of (i) the 20 largest suppliers of the Company and its Subsidiaries based on the consolidated cost of goods and services paid to such persons by the Company and its Subsidiaries for the fiscal year ended December 25, 2016 (each, a “Principal Supplier”) and (ii) with respect to each Principal Supplier, the aggregate amounts paid to, or received from, as applicable, each such Principal Supplier for the fiscal year ended December 25, 2016.

(b) As of the date of this Agreement, the Company has not received any written notice from any Principal Supplier indicating that any such person is ceasing, will cease or plans to cease dealing with the Company or its Subsidiaries.

Section 3.25 State Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.08, and as a result of the unanimous approval, at a meeting duly called and held, by the Company Board of the Merger, the Plan of Merger, this Agreement and the transactions contemplated by this Agreement, (a) no further action is required by the Company Board or any committee thereof or the shareholders of the Company to render inapplicable the restrictions on “business combinations” with an “interested shareholder” (each as defined in Section 302A.011, Subd. 46 and Subd. 49, respectively, of the MBCA) set forth in Section 302A.673 of the MBCA or the definitions in Section 302A.011 of the MBCA related thereto, as they relate to the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, (b) there is no other state anti-takeover statute or regulation (or similar statute or regulation) under the Laws of the State of Minnesota or, to the Company’s Knowledge, any other Governmental Authority, or any takeover-related provision in the Company Articles of Incorporation or Company Bylaws would prohibit or restrict the ability of the Company to enter into this Agreement or its ability to consummate the Merger, and (c) the Merger does not constitute a “control share acquisition” subject to the provisions of Section 302A.671 of the MBCA by virtue of Section 302A.011, Subd. 38(d), of the MBCA.

Section 3.26 Sanction Laws. Since December 28, 2014, neither the Company nor any of its Subsidiaries has been in violation of, or, to the Company’s Knowledge, has been investigated for, or charged by any Governmental Authority with a violation of, any Sanctions Laws, and there are not now, nor have there been since December 28, 2014 and prior to the date of this Agreement, any Litigation, allegations, or inquiries pending or, to the Company’s Knowledge, overtly threatened against the Company or any of its Subsidiaries concerning violations of any Sanctions Law. The Company and its Subsidiaries have instituted and maintains policies and procedures reasonably designed to ensure compliance with all applicable Sanctions Laws. None of the Company, its Subsidiaries or any director or officer of the Company or any of its Subsidiaries is a Sanctioned Person. No Sanctioned Person or group of Sanctioned Persons beneficially owns more than five percent (5%) of the Company. To the Company’s Knowledge, since December 28, 2014, neither the Company nor any of its Subsidiaries, directly or indirectly, has had any transactions with or investments in any Sanctioned Person or Sanctioned Country in violation of applicable Sanctions Laws.

Section 3.27 Brokers and Other Advisors. Except as set forth on Section 3.27 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker, finder or financial or similar advisor or incurred any liability for any financial advisor’s or broker’s fees, commissions or finder’s fees in connection with the Merger or the related transactions contemplated by this Agreement. The Company has made available to Parent true and complete copies of all contracts, agreements and arrangements with respect to the engagement of the persons set forth on Section 3.27 of the Company Disclosure Letter related to the Merger and the other transactions contemplated hereby.

Section 3.28 Opinion of Financial Advisor. The Company Board has received the oral opinion of Goldman Sachs & Co. LLC, to be confirmed in writing (as so confirmed, the “Fairness Opinion”), to the effect that, as of the date of this Agreement, and based upon and subject to the factors, assumptions, and limitations set forth in the opinion, the Merger Consideration to be received by the holders of Company Common Stock (other than Parent and its Affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders. Such opinion has not been amended or rescinded as of the date of this Agreement.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except, subject to Section 9.03(g), as set forth in the Parent Disclosure Letter, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.01 Organization, Standing and Corporate Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as presently conducted.

Section 4.02 Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger and any financing obtained in connection with the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by, and compliance with the provisions of, this Agreement, including the Merger, by Parent and Merger Sub have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, and no other corporate proceedings (including any shareholder action) on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, including the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 4.03 Non-Contravention. The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated by this Agreement, and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under, any provision of (a) the articles of incorporation or bylaws of Parent or the articles of incorporation or bylaws of Merger Sub or (b) subject to the filings and other matters referred to in the immediately following sentence, (i) any Contract to which Parent or Merger Sub or any of their respective Subsidiaries is a party or by which any of their respective properties or assets are bound, (ii) any Law or Judgment, in each case applicable to Parent or Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets or (iii) any Authorizations of Parent or Merger Sub or any of their respective Subsidiaries, other than, in the case of clause (b) above, any such conflicts, violations, breaches, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No consent, approval, order, waiver or authorization of, action or nonaction by, registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or Merger Sub or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or the other transactions contemplated by this Agreement, except for (A) compliance with and the filing of a premerger notification and report form by Parent and Merger Sub under the HSR Act, (B) compliance with and the filing with the SEC of the Proxy Statement, and such reports under the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (C) the filing with the Secretary of State of the State of Minnesota of the Articles of Merger as required by the MBCA, (D) any filings as may be required under Chapter 80B of the Minnesota Statutes and (E) such other consents, approvals, orders, waivers, authorizations, actions, nonactions, registrations, declarations, filings and notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.04 Financing. Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (a) an executed commitment letter dated as of the date of this Agreement from Roark Capital Partners II Sidecar LP (the “Equity Investor” and, such letter, the “Equity Commitment Letter”) to invest, subject to the terms and conditions therein, cash in the aggregate amount set forth therein to Parent (the “Equity Financing”) and (b) an executed commitment letter from Barclays Bank plc dated as of the date of this Agreement (including the exhibits, annexes and schedules thereto, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Letters”) to provide, subject to the terms and conditions therein, debt financing in the aggregate principal amount set forth therein as of the Closing Date (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, collectively referred to herein as the “Financing”). As of the date of this Agreement, the Financing Letters, in the form so delivered, are in full force and effect and are legal, valid and binding obligations of Parent, enforceable against Parent and the Equity Investor (in the case of the Equity Commitment Letter) in accordance with their terms, and, to the Knowledge of Parent, the other parties thereto, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. As of the date of this Agreement, Parent is not in breach, violation or default under the Financing Letters and has fully paid or caused to be paid any and all commitment fees or other fees in connection with the Financing Letters that are payable on or prior to the date of this Agreement. Assuming the accuracy of the Company’s representations and warranties set forth in Article III and the funding of the Financing in accordance with the terms of the Financing Letters, the net proceeds contemplated by the Financing will, together with Parent’s existing unrestricted cash and cash equivalents in the aggregate, be sufficient to consummate the transactions contemplated by this Agreement upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith, including payment of all amounts under Article II and any repayment or refinancing of any outstanding debt contemplated by this Agreement (to the extent required by, and pursuant to the terms of, this Agreement). As of the date of this Agreement, to the Knowledge of Parent, no event has occurred (and no event is reasonably expected to occur), that individually or in the aggregate, with or without notice, lapse of time or both, in each case that would reasonably be expected to (i) constitute a default or breach on the part of Parent under any term or condition of either Financing Letter, (ii) permit any of the other parties thereto to terminate, or to not make the initial funding of the facilities to be established thereunder upon satisfaction of all conditions thereto, or (iii) preclude the satisfaction of the funding conditions set forth in the Financing Letters. Except as set forth in the Financing Letters, there are no conditions precedent to the respective obligations of the Equity Investor and the lenders party to the Debt Commitment Letter to fund the full amount of the Financing. Except for any fee letters (redacted solely with respect to fee amounts or other sensitive information that does not impact conditionality, enforceability, availability or aggregate principal amount of the Financing) that have been provided to the Company (the “Fee Letters”), there are no contractual contingencies under any agreements, side letters or arrangements (other than) relating to the Financing to which either Parent, Merger Sub or any of their respective Affiliates is a party that would permit the Equity Investor or the lenders party to the Debt Commitment Letter to reduce the total amount of the Financing, or that would materially and adversely affect the availability of the Financing. Assuming the accuracy of the Company’s representations and warranties set forth in Article III, after giving effect to each of the transactions contemplated hereby, Parent and its Subsidiaries, taken as a whole, will be solvent (solvency to be defined in the same manner as in the solvency certificate attached to the Debt Commitment Letter as Annex I to Exhibit D). Regardless of whether the Financing is consummated, Parent has on the date of this Agreement and will have when any payment of the Parent Termination Fee is required, access to immediately available funds sufficient to pay the Parent Termination Fee.

Section 4.05 Litigation. There is no suit, action or proceeding pending or, to the Knowledge of Parent or Merger Sub, threatened against Parent, Merger Sub or any of their respective Affiliates that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. There is no Judgment outstanding against Parent, Merger Sub or any of their respective Affiliates that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.06 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.07 Operation of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will not have engaged in any business activities, other than activities pursuant to this Agreement.

Section 4.08 Ownership of Company Common Stock; Certain Arrangements. None of Parent, Merger Sub or their Affiliates (a) beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Closing Date (other than pursuant to the transactions contemplated hereby), beneficially own any shares of Company Common Stock, (b) is an “interested shareholder” under Section 302A.011, Subd. 49, of the MBCA or (c) is party to any agreement, arrangement, or understanding that would be required to be disclosed under Item 1005(e) of Regulation M-A under the Exchange Act. Other than this Agreement, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent, Merger Sub or the Equity Investor or any of their respective controlled Affiliates, on the one hand, and any member of the Company’s management or the Company Board, the Company Financial Advisor or any of their respective Affiliates, on the other hand, relating to the Transactions or the operations of the Company after the Effective Time or that would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

Section 4.09 Brokers and Other Advisors. Neither Parent nor any of its Affiliates, nor any of their respective officers or directors has employed any broker, finder or financial or similar advisor or incurred any liability for any financial advisor’s or broker’s fees, commissions or finder’s fees in connection with the Merger or the related transactions contemplated by this Agreement, in each case that would reasonably be expected to impose any liability on the Company or any of its Subsidiaries.

Section 4.10 Non-Reliance on Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. Parent and Merger Sub hereby acknowledge that, except for the representations and warranties set forth in Article III, none of the Company nor any of its Subsidiaries, nor any of their respective shareholders or Representatives, nor any other person, has made or is making any representation or warranty in connection with this Agreement, including with respect to the Company or any of its Subsidiaries or their respective businesses and operations. Without limiting the foregoing, in connection with the due diligence investigation of the Company and its Subsidiaries by Parent and Merger Sub, Parent and Merger Sub (and their Representatives) have received and may continue to receive from the Company and its Subsidiaries and their Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective shareholders or Representatives, or any other person, with respect thereto.

ARTICLE V

Covenants Relating to Conduct of Business

Section 5.01 Conduct of Business.

(a) Except as set forth in Section 5.01 of the Company Disclosure Letter, as expressly provided by this Agreement, required by Law or Judgment, required by the terms of any Contract or Company Benefit Plan in effect on the date of this Agreement, or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (x) carry on its business in the Ordinary Course of Business, (y) preserve in all material respects its current business organization and to preserve its relationships with Specified Franchisees and the franchise system as a whole, key employees, and its material customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and others having significant business dealings with the Company or any of its Subsidiaries or its Franchisees and (z) comply in all material respects with applicable Law, in each case in a manner consistent with past practice; provided, however, no action or failure to take action with respect to matters specifically addressed by any of the provisions of Section 5.01(b) shall constitute a breach under this Section 5.01(a) unless such action or failure to take action would constitute a breach of such provision of Section 5.01(b).

(b) Without limiting the generality of Section 5.01(a), except as set forth in Section 5.01 of the Company Disclosure Letter, as expressly provided by this Agreement, required by Law or Judgment, or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or set any record date therefor, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent;

(ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in lieu of or in substitution for shares of its capital stock;

(iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any options, warrants or other rights to acquire any such shares, other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans, and (C) the acquisition by the Company of Company Stock Options, Company RSUs, Company PSUs and Company Restricted Stock Awards in connection with the forfeiture of such awards;

(iv) issue, deliver or sell any shares of its capital stock or other voting securities or equity interests, any securities convertible or exchangeable into any such shares, voting securities or equity interests, any options, warrants or other rights to acquire any such shares, voting securities, equity interests or convertible or exchangeable securities, any stock-based performance units, any Voting Company Debt or any other rights that give any person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock, other than (A) upon the exercise or settlement of awards under the Company Stock Plans outstanding on the date of this Agreement in accordance with their present terms, (B) subject to Section 2.05, pursuant to and in accordance with the ESPP, and (C) as required to comply with any Company Benefit Plan as in effect on the date of this Agreement;

(v) amend the Company Articles of Incorporation or the Company Bylaws or the comparable organizational documents of any Subsidiary of the Company, in each case, whether by merger, consolidation or otherwise;

(vi) (A) acquire, directly or indirectly, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise, (1) any other person (or all or substantially all of the assets of any person) or (2) any assets, real property, securities, properties, interests, or businesses that are material to the Company and its Subsidiaries (taken as a whole), or (B) make any investment (whether by purchase of stock or securities, contributions to capital, loans, or property transfers, but excluding any investment solely among the Company and its wholly-owned Subsidiaries), in each case, other than acquisitions of raw materials, supplies, equipment, inventory and third party software in the Ordinary Course of Business (it being understood and agreed that the acquisition of any other person (or all or substantially all of the assets of any person) is not in the Ordinary Course of Business);

(vii) sell, transfer, lease, license, sublicense, covenant not to assert, allow to lapse, encumber, abandon or otherwise dispose of any of, or omit to take any action necessary to maintain or renew, the tangible or intangible properties or assets (including capital stock of any Subsidiary of the Company) material to the business of the Company and its Subsidiaries, taken as a whole, other than (x) sales of products and inventory in the Ordinary Course of Business, (y) dispositions of equipment or Intellectual Property that is no longer used or useful in the operations of the Company or any of its Subsidiaries or (z) non-exclusive licenses of Intellectual Property in the Ordinary Course of Business; provided, however, that, notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries may sell or refranchise any restaurant;

(viii) (A) incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or any debt securities of another person or enter into any “keep well” or other agreement to maintain any financial statement condition of another person (other than the Company or any wholly-owned Subsidiary of the Company) (collectively, “Indebtedness”), other than (1) Indebtedness incurred, assumed or otherwise entered into in the Ordinary Course of Business (including any borrowings under the Company’s existing credit facilities and in respect of letters of credit) and in no event in excess of $1,000,000 in the aggregate, and (2) intercompany Indebtedness between the Company and a wholly-owned Subsidiary or between wholly-owned Subsidiaries of the Company or (B) make any loans or capital contributions to, or investments in, any other person, other than to any Subsidiary of the Company, in an aggregate amount of $1,000,000 or more for all such investments;

(ix) (1) increase the compensation or bonus payable or that could become payable by the Company or any of its Subsidiaries to current or former directors, officers or employees, except as required by the terms of any Company Benefit Plan in effect on the date hereof, (2) increase the pension, welfare, severance or termination pay calculation, fringe or other benefits payable or that could become payable by the Company or any of its Subsidiaries to current or former directors, officers or employees, (3) pay any bonus to any of the current or former directors, officers, employees or consultants of the Company or its Subsidiaries, except as required by the terms of any Company Benefit Plan in effect on the date hereof, (4) establish, adopt, enter into, amend, modify in any way or terminate any Company Benefit Plan, other than renewals of Company Benefit Plans that are health, welfare and insurance plans in the Ordinary Course of Business on terms not materially more favorable to employees than those in effect on the date hereof, (5) promote any employee who is an officer to a position more senior than such employee’s position as of the date of this Agreement, or promote a non-officer employee to an officer position, (6) grant any new awards under any Company Benefit Plan, (7) take any action to amend, waive or accelerate any rights or benefits under any Company Benefit Plan, except as required by the terms of any Company Benefit Plan in effect on the date hereof, (8) grant, amend or modify any equity or equity-based awards, (9) hire or terminate without cause any officer, employee, independent contractor or consultant, other than in the Ordinary Course of Business with respect to any such person who (x) has annual base salary or wages of less than $200,000 and (y) is not a vice president or more senior employee of the Company or any of its Subsidiaries, (10) take any action to accelerate the payment of or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already provided in any such Company Benefit Plan, (11) forgive any loans, or issue any loans (other than routine travel advances issued in the Ordinary Course of Business), to directors, officers, contractors or employees of the Company or any of its Subsidiaries, (12) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, or (13) implement any plant closing or layoff of employees that implicates the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law;

(x) settle any claim or Litigation, in each case made or pending against the Company or any of its Subsidiaries, other than (A) the settlement of claims or Litigation in the Ordinary Course of Business that require payments by the Company or any of its Subsidiaries in an amount not to exceed, individually or in the aggregate, $1,500,000 and (B) the settlement of claims or Litigation disclosed, reflected or reserved against in the most recent financial statements (or the notes thereto) of the Company included in the Filed SEC Documents for an amount not materially in excess of the amount so disclosed, reflected or reserved; provided, however, that the foregoing clauses (A) and (B) shall not permit the Company or any of its Subsidiaries to settle any claim or Litigation (x) that would involve injunctive or equitable relief, impose any restrictions or changes on the business or operations of the Company or any of its Subsidiaries, involve any admission of any wrongdoing by the Company or any of its Subsidiaries, or involve any license, cross license or similar arrangement with respect to material Intellectual Property owned by the Company or any of its Subsidiaries or (y) for which such settlement is not permitted pursuant to Section 6.03(e);

(xi) make any material change in accounting methods, principles or practices by the Company or any of its Subsidiaries materially affecting the consolidated assets, liabilities or results of operations of the Company, except as required (A) by GAAP, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including Regulation S-X under the Securities Act;

(xii) adopt a plan of merger, consolidation, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than reorganizations solely among wholly owned Subsidiaries of the Company);

(xiii) make, change, revoke or rescind any material election relating to Taxes (including any “check-the-box” election pursuant to Treasury Regulations Section 301.7701-3), make any material amendment with respect to any material Tax Return, settle or compromise any material Tax liability for an amount that exceeds the amount disclosed, reflected or reserved against in the financial statements contained in the Filed SEC Documents, request any rulings from or the execution of any closing agreement with any Governmental Authority (except in connection with a settlement of a Tax liability for an amount that does not exceed the amount disclosed, reflected or reserved against in the financial statements contained in the Filed SEC Documents), surrender any right to claim a material Tax refund, change an annual accounting period for Tax purposes, or change any material accounting method for Tax purposes, except, in each case, for actions taken in the Ordinary Course of Business;

(xiv) make any capital expenditures, other than (A) maintenance capital expenditures and required repairs, (B) capital expenditures for new restaurants under construction, capital expenditures for restaurants remodeled in the Ordinary Course of Business, or capital expenditures under leases entered into prior to date of this Agreement, in each case of clause (A) and clause (B), made in the Ordinary Course of Business;

(xv) (A) terminate, amend, modify or waive material rights or claims under any Specified Contract or Franchise Agreement with a Specified Franchisee or of the type listed in Section 3.18(a)(i) of the Company Disclosure Letter or any Contract entered into on or after the date of this Agreement that would have been considered a Specified Contract or a Franchise Agreement with a Specified Franchisee or of the type listed in Section 3.18(a)(i) of the Company Disclosure Letter if it had been entered into prior to the date of this Agreement (“New Specified Contracts”) or (B) enter into (1) any New Specified Contract (other than in the Ordinary Course of Business with respect to any Franchise Agreement with a Specified Franchisee or of the type required to be listed in Section 3.18(a)(i) of the Company Disclosure Letter or any Contract of the types contemplated by clauses (i), (ii), (iii), (vii), or (xi) of Section 3.09(a)) (provided that in no event shall the Company or its Subsidiaries enter into any Contract containing Company Noncompete Restrictions or granting Exclusive Rights), (2) any Contract that provides for the lease, sublease or purchase of real property, other than real property relating to a restaurant in the Ordinary Course of Business, or (3) any New Specified Contract that contains a change in control or similar provision in favor of the other party or parties thereto that would require a material payment to or would give rise to any material rights (including termination rights) of such other party or parties in connection with the consummation of the Merger (including in combination with any other event or circumstance);

(xvi) make any material change to the terms of the Company’s or any of its Subsidiaries’ policies or procedures with respect to its relationships with any of its Franchisees, including (A) any change to the terms of policies relating to Franchisee rent, royalty or other fees and charges, maintenance of Advertising Funds, (B) any new program or plan, or any modification to any existing program or plan providing any franchisee incentives or franchisee economic assistance or waiving of fees and charges due by Franchisees to the Company or any of its Subsidiaries or (C) requiring or issuing any system-wide or regional mandates relating to equipment, hardware or software (except for technical updates to existing mandates in the Ordinary Course of Business);

(xvii) except as required by any Contract entered into, and made available to Parent, prior to the date of this Agreement, open any restaurant in a country where the Company or any Subsidiary does not currently have an owned or franchised restaurant or otherwise engage in any other operations in any country in which the Company or any Subsidiary does not currently conduct other operations;

(xviii) commence any new line of business or new franchise system;

(xix) unless required by applicable Law, reclassify any independent contractor as an employee of the Company or any of its Subsidiaries who would have an annual base salary exceeding $200,000;

(xx) (A) fail to use commercially reasonable efforts to renew or maintain insurance policies maintained by the Company or any of its Subsidiaries or comparable replacement policies, other than in the Ordinary Course of Business, or (B) form any captive insurance company or program; or

(xxi) authorize any of, or commit or agree to take any of, the foregoing actions in the preceding clauses (i) through (xx).

(c) Control of the Company. Nothing contained herein shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time in violation of applicable Law. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its operations.

(d) Optional Consent Procedure. Without limiting any other method of consent permitted by this Agreement, any written consent of Parent required under this Section 5.01 may be requested by email to all of the individuals set forth in Section 5.01(d) of the Company Disclosure Letter, and any of such individuals may grant the requested consent by e-mail. Parent shall use reasonable best efforts to respond as promptly as practicable to any such request.

(e) Conduct of Business by Parent. Except as expressly provided by this Agreement, required by any Law, Judgment or the terms of any Contract, or consented to by the Company, during the period from the date of this Agreement to the Effective Time, each of Parent and Merger Sub shall not take any actions or omit to take any actions that, to the Knowledge of Parent, would or would be reasonably likely to materially impair, interfere with, hinder or delay the ability of Parent, the Company or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement.

Section 5.02 Solicitation; Takeover Proposals; Change of Recommendation.

(a) No Solicitation.

(i) From the date hereof until the Effective Time, or, if earlier, the termination of this Agreement in accordance with Section 8.01, the Company shall not, and shall cause its controlled Affiliates and its and their directors and executive officers not to, and shall use reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any Takeover Proposal, (ii) provide any non-public information concerning the Company or any of its Subsidiaries related to, or to any person or group who would reasonably be expected to make, any Takeover Proposal, (iii) engage in any discussions or negotiations with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal, (iv) approve, support, adopt, endorse or recommend any Takeover Proposal or any Acquisition Agreement with respect thereto, (v) otherwise knowingly cooperate with or assist or participate in, or knowingly facilitate, any such inquiries, proposals, offers, discussions or negotiations or (vi) resolve or agree to do any of the foregoing.

(ii) Subject to Section 5.02(c), the Company shall, and shall cause its controlled Affiliates and its and their directors and executive officers to, and shall use its reasonable best efforts to cause its other Representatives to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any person or group conducted heretofore with respect to any Takeover Proposal, or any inquiry or proposal that would reasonably be expected to lead to a Takeover Proposal, (B) immediately terminate access by any Third Party to any physical or electronic data room relating to any Takeover Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal and (C) promptly (and in any event within 24 hours after the date of this Agreement) request the prompt return or destruction of any confidential information provided to any Third Party within the twelve months immediately preceding the date of this Agreement in connection with any Takeover Proposal or any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Takeover Proposal. Any violations of the restrictions set forth in this Section 5.02 by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.02 by the Company.

(b) Certain Definitions.

(i) The term “Takeover Proposal” means any offer or proposal, including any amendment or modification to any existing offer or proposal (other than, in each case, an offer or proposal made or submitted by or on behalf of Parent or Merger Sub), relating to any transaction (including any single- or multi-step transaction) or series of related transactions, in each case other than the transactions contemplated by this Agreement, with a person or group relating to (x) the issuance to such person or group or acquisition by such person or group of at least 15% of the equity interests in the Company or (y) the acquisition by such person or group of at least 15% of the consolidated assets of the Company (including indirectly through ownership of equity in Subsidiaries of the Company) and the Subsidiaries of the Company, taken as a whole, pursuant to a merger, consolidation, share exchange, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or other transaction.

(ii) Wherever the term “group” is used in this Section 5.02, it is used as defined in Rule 13d-3 under the Exchange Act.

(iii) The term “Superior Proposal” means any bona fide, written Takeover Proposal that if consummated would result in a person or group (or the shareholders of any person) owning, directly or indirectly, (a) more than fifty percent (50%) of the outstanding shares of Company Common Stock or (b) more than fifty percent (50%) of the assets of the Company and its Subsidiaries, taken as a whole, in either case that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) (x) is reasonably likely to be consummated in accordance with its terms, and (y) if consummated, would be more favorable to the shareholders of the Company from a financial point of view than the Merger, in each case taking into account all financial, legal, financing, regulatory and other aspects of such Takeover Proposal (including the person or group making the Takeover Proposal) and of this Agreement deemed relevant by the Company Board (including any changes to the terms of this Agreement proposed by Parent pursuant to Section 5.02(h)).

(iv) The term “Intervening Event” means a change, effect, event, occurrence or fact that materially affects the Company and its Subsidiaries, taken as a whole (other than any change, effect, event, occurrence or fact resulting from a material breach of this Agreement by the Company and other than any Takeover Proposal) that was not known or reasonably foreseeable to the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement), which change, effect, event, occurrence or fact becomes known to the Company Board prior to obtaining the Shareholder Approval.

(c) Response to Takeover Proposals. Notwithstanding anything to the contrary contained in Section 5.02(a), if at any time following the execution and delivery of this Agreement and prior to obtaining the Shareholder Approval (i) the Company has received a bona fide, written Takeover Proposal from a third party that did not result from a breach of this Section 5.02, and (ii) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal and the failure to take the following actions is reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may (A) enter into an Acceptable Confidentiality Agreement with the person making such Takeover Proposal and, after entering into such Acceptable Confidentiality Agreement, furnish information with respect to the Company and its Subsidiaries to such person pursuant to such Acceptable Confidentiality Agreement, provided, that the Company shall promptly (and in any event within 24 hours) provide to Parent any non-public information concerning the Company or its Subsidiaries to which any person is provided such access and which was not previously provided to Parent, or (B) engage in discussions or negotiations with the person making such Takeover Proposal and such person’s Representatives regarding such Takeover Proposal.

(d) Notice to Parent of Takeover Proposals. The Company shall promptly (and, in any event, within 24 hours) notify Parent in the event that the Company receives (or obtains Knowledge that any of its Representatives has received) any Takeover Proposal, or any initial request for non-public information concerning the Company or any of its Subsidiaries related to, or any initial request for discussions or negotiations related to, any Takeover Proposal (including any material changes related to the foregoing), and in connection with such notice, provide the identity of the person or group making such Takeover Proposal or request (except to the extent disclosure of such identity would breach a confidentiality obligation in effect prior to the execution of this Agreement) and the material terms and conditions thereof (including copies of any written requests, proposals or offers, including proposed agreements (which in each case may be redacted if necessary to remove the identity of the person making such request, proposal or offer to comply with any confidentiality obligation in effect prior to the execution of this Agreement), and a description of any material oral terms and conditions); provided, that the Company and its Subsidiaries and their respective Representatives shall not engage in any substantive discussions or negotiations or provide any non-public information concerning the Company or any of its Subsidiaries unless and until such person’s identity has been disclosed to Parent and such redactions have been unredacted. Thereafter the Company shall keep Parent reasonably informed on a prompt (and, in any event, within 24 hours) basis of the status, details and terms (other than immaterial details and terms) of any such Takeover Proposal or request (including copies of any written requests, proposals, offers or agreements).

(e) Prohibited Activities. Subject in all cases to Section 5.02(f) and Section 5.02(g), neither the Company Board nor any committee thereof shall (i) withhold, withdraw or rescind (or modify in a manner adverse to Parent), or publicly propose to withhold, withdraw or rescind (or modify in a manner adverse to Parent), the Recommendation, (ii) approve or recommend the adoption of, or publicly propose to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal, (iii) cause or permit the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other agreement related to any Takeover Proposal, other than any Acceptable Confidentiality Agreement referred to in Section 5.02(c) (an “Acquisition Agreement”) or (iv) publicly propose or announce an intention to take any of the foregoing actions (any action described in clauses (i), (ii) or (iv) being referred to as an “Adverse Recommendation Change”).

(f) Intervening Event. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the receipt of the Shareholder Approval, and subject to compliance with Section 5.02(h), the Company Board may make an Adverse Recommendation Change in response to an Intervening Event if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(g) Superior Proposal. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the receipt of the Shareholder Approval, if, in response to a bona fide written Takeover Proposal made after the execution and delivery of this Agreement and not withdrawn that did not result from a breach of this Section 5.02, the Company Board determines in good faith (after consultation with its outside counsel and financial advisors) that such Takeover Proposal constitutes a Superior Proposal, (i) subject to compliance with Section 5.02(h), the Company Board may make an Adverse Recommendation Change and/or (ii) the Company may terminate this Agreement pursuant to Section 8.01(f) in order to enter into an Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to Section 8.01(f) unless the Company (A) has complied with its obligations under Section 5.02(h), (B) pays, or causes to be paid, to Parent the Company Termination Fee payable pursuant to Section 8.03(b) prior to or concurrently with such termination and (C) immediately following or concurrently with such termination, enters into a definitive Acquisition Agreement that documents the terms and conditions of such Superior Proposal.

(h) Certain Conditions. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be entitled to make an Adverse Recommendation Change pursuant to Section 5.02(f) and Section 5.02(g) or terminate this Agreement pursuant to Section 8.01(f) unless:

(i) the Company shall have provided to Parent prior written notice at least four business days in advance (the “Match Right Period” and, such notice, the “Match Right Notice”), advising Parent that the Company intends to take such action (and specifying, in reasonable detail, the reasons for such action and the material terms and conditions of any such Superior Proposal or details of such Intervening Event, as applicable); and

(ii) during such Match Right Period, if requested by Parent in good faith, the Company and its Representatives shall have engaged in good faith negotiations with Parent regarding changes to the terms of this Agreement intended by Parent so that an Adverse Recommendation Change would no longer be necessary or to cause such Takeover Proposal to no longer constitute a Superior Proposal, as applicable; and

(iii) the Company Board shall have considered any adjustments to this Agreement (including a change to the price terms hereof) and any other agreements that may be proposed in writing by Parent (the “Proposed Changed Terms”) no later than 11:59 p.m., New York City time, on the last business day of the Match Right Period and shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) that, after giving effect to such Proposed Changed Terms, the failure to make the Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(f), as applicable, would be reasonably likely to be inconsistent with its fiduciary obligations of the Company Board under applicable Law.

For the avoidance of doubt, any (1) material changes in the changes, effects, events, occurrences or facts relating to an Intervening Event, (2) material revisions to the terms of a Superior Proposal or (3) material revisions to a Takeover Proposal that the Company Board had determined no longer constitutes a Superior Proposal, shall constitute a new Intervening Event or Takeover Proposal, as applicable, and shall in each case require the Company to deliver to Parent a new Match Right Notice; provided that, in such event, each reference in this Section 5.02(h) to the Match Right Period shall be deemed to be a two business day period.

(i) Standstills; Confidentiality Agreements. Notwithstanding any provision of Section 5.02(e) to the contrary, the Company shall not grant any waiver or release under, or fail to enforce, any standstill or similar agreement; provided, however, at any time prior to obtaining the Shareholder Approval, the Company may grant a waiver or release under any standstill agreement if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. The Company shall provide written notice to Parent of any waiver or release of any standstill by the Company, including disclosure of the identities of the parties thereto and circumstances relating thereto. Except for the waiver or release of standstill as contemplated by this Section 5.02(i), the Company shall enforce, and shall not release or permit the release of any person from, or amend, waive, terminate or modify, and shall not permit the amendment, waiver, termination or modification of, any provision of, any confidentiality or similar agreement or provision to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries has any rights. The Company shall not, and shall not permit any of its Representatives to, enter into any confidentiality or similar agreement subsequent to the date of this Agreement that prohibits the Company from providing to Parent the information specifically required to be provided to Parent pursuant to this Section 5.02.

(j) Communications With Shareholders. Nothing contained in this Section 5.02 shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if, in the good faith determination of the Company Board after consultation with its outside legal counsel, the failure to make such disclosure would reasonably be expected to violate applicable Laws or (iii) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company) in which the Company indicates that it has not changed the Recommendation; provided, however, that clause (ii) shall not be deemed to permit the Company Board to make an Adverse Recommendation Change or take any of the actions referred to in Section 5.02(e), Section 5.02(f) or Section 5.02(g) except, in each case, to the extent expressly permitted by Section 5.02(e), Section 5.02(f) or Section 5.02(g), respectively; provided, further, that nothing in this Section 5.02 shall prohibit the Company from contacting and engaging in any discussions with any person or group or their respective Representatives who has made a Takeover Proposal solely for the purpose of clarifying such Takeover Proposal and the terms thereof.

ARTICLE VI

Additional Agreements

Section 6.01 Preparation of the Proxy Statement; Shareholders’ Meeting.

(a) Shareholders’ Meeting. The Company shall, as promptly as reasonably practicable after the date hereof, duly set a record date for, call, give notice of, convene and hold a special meeting of shareholders of the Company (the “Shareholders’ Meeting”) for the purpose of obtaining the Shareholder Approval as promptly as reasonably practicable following the date upon which the Proxy Statement is cleared by the SEC (with the record date and meeting date to be set by the Company Board after consultation with Parent). Subject to the terms of this Agreement, the Company Board shall recommend that the shareholders of the Company vote in favor of approval of the Merger and the adoption of this Agreement. At the Shareholders’ Meeting, Parent will cause all shares of Company Common Stock held of record by Parent or Merger Sub (or its assignees, if any) as of the applicable record date and entitled to vote thereon to be voted in favor of the approval of the Merger and the adoption of this Agreement. The Company shall comply in all material respects with the MBCA, the Company Articles of Incorporation, the Company Bylaws, the Exchange Act and the rules and regulations of NASDAQ in connection with the Shareholders’ Meeting, including preparing and delivering the Proxy Statement to the Company’s shareholders as required pursuant to the Exchange Act and Section 6.01(b) below. Subject to the terms of this Agreement, unless there has been an Adverse Recommendation Change, the Company shall use its commercially reasonable efforts to solicit from its shareholders proxies in favor of approval of the Merger and the adoption of this Agreement in compliance in all material respects with all applicable Laws and all rules of NASDAQ, and secure any other approval of shareholders of the Company that is required by applicable Law to effect the Merger. Unless this Agreement is validly terminated in accordance with Section 8.01, the Company shall submit this Agreement to its shareholders at the Shareholders’ Meeting even if the Company Board shall have effected an Adverse Recommendation Change or proposed or announced any intention to do so. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven business days prior to the date of the Shareholders’ Meeting as to the aggregate tally of proxies received by the Company with respect to the Shareholder Approval. Without the prior written consent of Parent, the adoption of this Agreement and the transactions contemplated hereby (including the Merger) and a non-binding vote on executive compensation shall be the only matters (other than procedural matters) that the Company shall propose to be acted on by the shareholders of the Company at the Shareholders’ Meeting.

(b) Preparation of Proxy Statement. As promptly as reasonably practicable after the date hereof (and in any event within fifteen business days), the Company, with the assistance of Parent, shall prepare, and the Company shall file with the SEC, the preliminary Proxy Statement in form and substance reasonably satisfactory to each of the Company and Parent relating to the Merger and the transactions contemplated hereby. Subject to the terms of this Agreement, the Proxy Statement shall reflect the Recommendation and shall include a description of the other Board Actions. The Company shall also include in the Proxy Statement, and represents that it will have obtained at the relevant time all necessary consents of the Company’s financial advisor to permit the Company to include in the Proxy Statement, in its entirety, the Fairness Opinion, together with a summary thereof. Parent shall cooperate with the Company in the preparation of the preliminary Proxy Statement and the definitive Proxy Statement and shall furnish to the Company the information relating to it and Merger Sub required by the Exchange Act or as reasonably requested by the Company. The Company shall use its commercially reasonable efforts, after consultation with Parent, to respond as promptly as practicable to any comments of the SEC and to cause the Proxy Statement in definitive form to be mailed to the Company’s shareholders in accordance with Section 6.01(a). Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps reasonably necessary to cause the Proxy Statement as so corrected to be filed with the SEC and to be disseminated to holders of shares of Company Common Stock, in each case as, and to the extent, required by applicable Law. The Company shall promptly provide Parent and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from the SEC or its staff (including any request by the SEC or its staff for any amendments or supplements to the preliminary Proxy Statement or the definitive Proxy Statement), and the Company and Parent shall cooperate in filing with the SEC or its staff, and, if required, the Company shall mail to its shareholders, as promptly as reasonably practicable, such amendment or supplement. Parent and its counsel shall be given a reasonable opportunity to review any written responses to such SEC comments and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent and its counsel. The Proxy Statement shall comply in all material respects with all applicable requirements of Law.

Section 6.02 Access to Information; Confidentiality. The Company shall, and shall cause its officers, employees, accountants, counsel, consultants, financial advisors and other Representatives to, afford to Parent, and to Parent’s officers, employees, accountants, counsel, consultants, financial advisors and other Representatives, reasonable access during normal business hours during the period prior to the earlier of the Effective Time and the termination of this Agreement to all of its and its Subsidiaries’ properties, books and records and to those employees and Representatives of the Company to whom Parent requests access, and, during such period, the Company shall furnish to Parent, as promptly as reasonably practicable, all financial, operating and other data and information concerning its and its Subsidiaries’ business, properties and personnel that are in the possession, custody or control of the Company as Parent through its officers, employees, accountants, counsel, consultants, financial advisors and other Representatives may reasonably request (it being agreed, however, that the foregoing shall not permit Parent or any such Representatives to conduct any Phase II environmental assessment). Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where the Company reasonably determines that such access or disclosure would jeopardize the attorney-client privilege of the Company or any of its Subsidiaries or conflict with or violate any Law (including antitrust Laws) or any Contract to which the Company or any of its Subsidiaries is a party (provided that the Company shall in such event use reasonable best efforts to avoid such constraints on disclosure, including entering into a joint defense agreement in customary form). No investigation or access permitted, or knowledge obtained, pursuant to this Section 6.02 shall affect or be deemed to modify any representation, warranty, covenant or agreement made by the Company hereunder or otherwise prejudice in any way the rights and remedies of Parent or Merger Sub hereunder, nor shall any such investigation, access or knowledge be deemed to affect or modify Parent’s or Merger Sub’s reliance on the representations, warranties, covenants and agreements made by the

Company in this Agreement. Except for disclosures expressly permitted by the Confidentiality Agreement, Parent shall, in accordance with the Confidentiality Agreement, keep confidential and not disclose, and shall cause its officers, employees, accountants, counsel, consultants, financial advisors and other Representatives to keep confidential and not disclose, all Confidential Information (as defined in the Confidentiality Agreement) directly or indirectly received from the Company or its Representatives.

Section 6.03 Reasonable Best Efforts; Approvals; Transaction Litigation.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to consummate, as promptly as reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to: (i) obtain all necessary consents, approvals, orders, waivers and authorizations of, and actions or nonactions by, any Governmental Authority or any third party, and make all necessary registrations, declarations and filings with, and notices to, any Governmental Authorities (including pursuant to the HSR Act and, if and to the extent determined to be applicable to the Merger, the competition, merger control, antitrust, foreign investment or similar Law of any jurisdiction (collectively, the “Non-U.S. Merger Control Laws”)) and take all reasonable steps as may be necessary to avoid a suit, action, proceeding or investigation in connection with the transactions contemplated by this Agreement by any Governmental Authority; (ii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement; and (iii) defend or contest any claim, suit, action or other proceeding that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or the other transactions contemplated by this Agreement. Parent shall pay all filing fees and other charges for the filings under the HSR Act and each Non-U.S. Merger Control Law.

(b) Notwithstanding anything to the contrary in this Agreement, no Party shall be required, nor shall the Company or any of its Subsidiaries be permitted, to (x) undertake any efforts, or to take or consent to any action, if such efforts, action or consent, individually or in the aggregate, would be reasonably likely to result in a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, (y) take or agree to take any action with respect to the business or operations of Parent or its Affiliates (other than the Company and its Subsidiaries after the Closing, subject to the other limitations herein), or (z) take or agree to take any action with respect to its business or operations in connection with obtaining the expiration or termination of the applicable waiting periods under, or any approvals under, the HSR Act or any Non-U.S. Merger Control Law or approvals from any other Governmental Authorities, unless the effectiveness of such agreement or action is conditioned upon the occurrence of the Closing.

(c) In furtherance and not in limitation of the foregoing, each Party agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as soon as practicable after the date of this Agreement and in any event no later than ten business days after the date of this Agreement, (ii) use its reasonable best efforts to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act, and (iii) use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.03 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act as soon as practicable. Without limiting the foregoing, the Parties shall request and shall use reasonable best efforts to obtain early termination of the waiting period under the HSR Act.

(d) Subject to applicable Laws and the instructions of any Governmental Authority and subject to the Confidentiality Agreement, the Company and Parent each shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a

Governmental Authority in connection with the Merger and the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating thereto and (ii) keep the other apprised on a reasonably timely basis of any material communications, and provide copies thereof in the case of any such written communications, received by Parent or any of its Representatives, or the Company or any of its Representatives, as the case may be, from any third party and/or any Governmental Authority with respect to the Merger and the other transactions contemplated hereby. Subject to reasonable limitations limiting access to outside counsel and subject to the Confidentiality Agreement, the Company and Parent each shall, upon request by the other, consult with the other regarding all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Authority in connection with the Merger and the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein (including Section 6.03(e)), Parent shall, following consultation with the Company and after giving due consideration to its views and acting reasonably and in good faith, direct and control all aspects of the Parties’ efforts to gain regulatory clearance either before any Governmental Authority or in any action brought to enjoin the transactions contemplated hereby pursuant to the HSR Act.

(e) Except as expressly set forth in Section 6.03(d) and this Section 6.03(e), the Company shall control the defense or settlement of any Action against the Company, any of its Subsidiaries or any of its or their respective Representatives relating to this Agreement or the transactions contemplated hereby. Each of Parent and the Company shall promptly advise the other of any material developments regarding, and the Company shall reasonably cooperate with Parent in connection with, and shall reasonably consult with and permit Parent and its Representatives to participate (at Parent’s expense) in, the defense, negotiation or settlement of any Transaction Litigation and the Company shall give reasonable and good faith consideration to Parent’s advice with respect to such Transaction Litigation. The Company shall not, and shall not permit any of its Subsidiaries nor any of its or their Representatives to, compromise, settle or come to a settlement arrangement regarding any Transaction Litigation unless Parent shall otherwise consent in writing, which shall not be unreasonably withheld, conditioned or delayed. “Transaction Litigation” means any Litigation commenced or threatened against any Party or any of its Affiliates by any Governmental Authority or any private party relating to, arising out of or relating to this Agreement, the Merger or any of the other transactions contemplated hereby.

(f) Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to cause the delisting of the Company and of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

(g) From and after the date hereof until the Effective Time, Parent and Merger Sub shall take all actions necessary or desirable to cause the representation and warranty set forth in Section 4.04 to be true, correct and complete as of the Closing.

Section 6.04 State Takeover Statutes. Subject to the accuracy of Parent’s representations in Section 4.08, if any Takeover Statute becomes or is deemed to be applicable to the Company, Parent or Merger Sub, or the Merger, or any other transaction contemplated by this Agreement, then the Company, the Company Board and an appropriate committee thereof, as applicable, shall to the extent permitted by applicable Law, (a) grant all approvals and take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and (b) otherwise act to eliminate, or if not possible minimize to the maximum extent possible, the effects of such Takeover Statute on this Agreement, the Merger and the other transactions contemplated hereby. No Adverse Recommendation Change shall change the approval of the Company Board or the appropriate committee thereof for purposes of causing any Takeover Statute to be inapplicable to the transactions contemplated by this Agreement.

Section 6.05 Benefit Plans.

(a) From and after the Effective Time, Parent shall cause its Subsidiaries (including the Surviving Corporation) to honor all Company Benefit Plans, including all employment agreements with executives of the Company, in accordance with their terms as in effect immediately before the Effective Time, except as otherwise specifically provided herein. For the period commencing at the Effective Time and ending on December 31, 2018 (or, if shorter, during the period of continued employment of the relevant employee), Parent shall cause its Subsidiaries to provide to each individual who is employed by the Company or any of its Subsidiaries immediately before the Effective Time who continues employment with Subsidiaries of Parent immediately following the Effective Time (each, a “Company Employee”) (i) base compensation and cash incentive opportunities that are substantially comparable in the aggregate to what was provided to the Company Employee as of immediately prior to the Effective Time, and (ii) all other compensation and employee benefits that are substantially comparable in the aggregate to those provided to the Company Employee as of immediately prior to the Effective Time (excluding all equity-based compensation); provided that Parent shall cause its Subsidiaries (including the Surviving Corporation) to honor, without any adverse modification, the benefits specifically listed on Section 6.05(a) of the Company Disclosure Letter for the period commencing at the Effective Time and ending on the date that is one year following the Effective Time (or, if shorter, during the period of continued employment of the relevant employee).

(b) Parent shall use commercially reasonable efforts to give each Company Employee credit for all service with the Company and its Subsidiaries and their respective predecessors under any employee benefit plan of Parent, the Surviving Corporation, or any of their Subsidiaries, including any such plans providing vacation, sick pay, other paid time off, severance pay and benefits, and retirement benefits maintained by Parent or its Subsidiaries in which such Company Employees participate for purposes of eligibility, vesting and entitlement to benefits, including for severance benefits and vacation or sick leave or other paid time off entitlement (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical or other similar benefits), to the extent past service was recognized for such Company Employees under the comparable Company Benefit Plans immediately prior to the Effective Time. Notwithstanding the foregoing, nothing in this Section 6.05 shall be construed to require crediting of service that would result in (i) duplication of benefits or (ii) service credit for benefit accruals under a defined benefit pension plan or any grandfather or frozen plan Parent benefit plan.

(c) In the event of any change in the welfare benefits provided to Company Employees following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees (and their eligible dependents) under any welfare benefit plans in which Company Employees participate following the Effective Time, to the extent that such conditions, exclusions or waiting periods would not apply in the absence of such change, and (ii) for the plan year in which the Effective Time occurs, the crediting of each Company Employee (or his or her eligible dependents) with any payments made that accumulated towards all deductibles and out-of-pocket maximums paid prior to any such change in satisfying any applicable deductible or out-of-pocket requirements after such change.

(d) If requested by Parent in writing within thirty business days prior to the Effective Time, effective as of, and contingent upon, the Closing Date, the Company shall adopt such resolutions and/or amendments to terminate each Company Benefit Plan listed in Section 6.05(d) of the Company

Disclosure Letter (each, a “Terminated Plan”). The Company shall provide Parent with a copy of the resolutions and/or plan amendments (the form and substance of which shall be subject to review and approval by Parent) evidencing that each Terminated Plan has been terminated.

(e) The Parties acknowledge and agree that all provisions contained in this Section 6.05 are included for the sole benefit of the Parties, and that nothing in this Agreement, whether express or implied, (i) shall create any third party beneficiary or other rights (A) in any other person, including any employees or former employees of the Company, any of the Company’s Subsidiaries or any Affiliate of the Company, any Company Employee, or any dependent or beneficiary thereof, or (B) to continued employment with Parent or any of its Affiliates or to employment or continued employment or to a particular term or condition of employment with Parent or any of its Subsidiaries, or any of their respective Affiliates, (ii) shall be treated as an amendment or other modification of any employee benefit plan, or (iii) shall limit the right of Parent or its Subsidiaries to (A) amend, terminate or otherwise modify any employee benefit plan of Parent or its Subsidiaries following the Effective Time or (B) terminate the employment or service of any employee or other service-provider following the Effective Time at any time and for any or no reason. For the avoidance of doubt, the foregoing clause (iii)(A) does not relieve Parent of any obligations it may have under Section 6.05(a) through (c).

Section 6.06 Indemnification, Exculpation and Insurance.

(a) Prior to the Closing, Parent and the Company shall use its reasonable best efforts to purchase a “tail” or “runoff” officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six year period following Effective Time and at a price not to exceed 300% of the amount per annum the Company paid in its last full fiscal year prior to the date of this Agreement, which amount is set forth on Section 6.06(a) of the Company Disclosure Letter (the “Current Premium”). If the Company or Parent obtains prepaid “tail” or “runoff” policies prior to the Effective Time in accordance with this Section 6.06(a), the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder. If the Company fails to purchase such “tail” or “runoff” policy prior to the Closing, then either (i) Parent may purchase such “tail” or “runoff” policy on behalf of the Company or the Surviving Corporation or (ii) the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain an officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect as of the date of this Agreement for a period of six years after the Effective Time; provided further, that in satisfying its obligation under this Section 6.06(a)(ii), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the Current Premium and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then Parent or the Surviving Corporation shall cause to be maintained policies of insurance that, in Parent or the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium.

(b) From and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company and its Subsidiaries pursuant to (i) each indemnification agreement in effect between the Company or any of its Subsidiaries and any individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnified Party”) made available to Parent; and (ii) any indemnification provision and any exculpation provision set forth in the Company Articles of Incorporation or the Company Bylaws or similar governing documents of any Subsidiary of the Company as in effect on the date of this Agreement, in each case, to the fullest extent permitted under applicable Law. From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the articles of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the articles of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Indemnified Party than are set forth in the articles of incorporation and bylaws of the Company as in effect on the date of this Agreement.

(c) Except as otherwise required by applicable Law, from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless, and provide advancement of expenses to, each Indemnified Party in respect of acts or omissions in their capacity as a director or officer of the Company or its Subsidiaries or as an officer, director, employee, fiduciary or agent of another enterprise if the Indemnified Party was serving in such capacity at the request of the Company or any of its Subsidiaries, in any case occurring at or prior to the Effective Time, to the fullest extent permitted by applicable Law or provided under the articles of incorporation, bylaws, any indemnification agreements and any other governing documents of the Company and its Subsidiaries in effect on the date hereof. In the event of any threatened or pending Litigation to which an Indemnified Party is, has been or becomes a party or with respect to which an Indemnified Party is, has been or becomes otherwise involved (including as a witness), arising in whole or in part out of, or pertaining in whole or in part to, the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as an officer, director, employee, fiduciary or agent of another enterprise (including any Litigation arising out of or pertaining to matters occurring or existing or alleged to have occurred or existed, or acts or omissions occurring or alleged to have occurred, at or prior to the Effective Time, or arising out of or pertaining to this Agreement and the transactions contemplated hereby), to the fullest extent permitted by applicable Law, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, advance fees, costs and expenses (including attorney’s fees and disbursements) incurred by each Indemnified Party in connection with and prior to the final disposition of such Litigations, such fees, costs and expenses (including attorney’s fees and disbursements) to be advanced within thirty calendar days of receipt by Parent from the Indemnified Party of a request therefor, provided that such Indemnified Party provides a written affirmation of such Indemnified Party’s good faith belief that he or she has met all applicable standards of conduct applicable to indemnification and an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification under this Section 6.06(c) or otherwise.

(d) If Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 6.06.

(e) Notwithstanding anything herein to the contrary, if an Indemnified Party is or has been a party to or is or has been otherwise involved (including as a witness) in any Litigation (whether arising before, at or after the Effective Time) on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 6.06 shall continue in effect until the final disposition of such Litigation.

(f) The provisions of this Section 6.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the articles of organization or bylaws, by Contract or otherwise.

Section 6.07 Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or the rules and regulations of NASDAQ or any other national securities exchange or national securities quotation system and except for any matters referred to in, and made in compliance with, Section 5.02. The Parties agree that the initial press release to be issued with respect to the Merger and the other transactions contemplated by this Agreement shall be in the form mutually agreed to by the Parties. Prior to making any written communications to the employees or independent contractors of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication. Notwithstanding the foregoing, this Section 6.07 shall not apply to any communication (a) that is consistent with the initial press release and the terms of this Agreement and does not contain any information relating to the Company, Parent or the transactions contemplated by this Agreement that has not been previously announced or made public in accordance with the terms of this Section 6.07, (b) is made in the Ordinary Course of Business and does not primarily relate to this Agreement or the transactions contemplated hereby or (c) with respect to any Adverse Recommendation Change or announcement made with respect to any Takeover Proposal, Superior Proposal or related matters in accordance with the terms of this Agreement, or any dispute between the Parties regarding this Agreement or the transactions contemplated hereby.

Section 6.08 Financing.

(a) Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken by their Representatives, all actions and to do, or cause to be done by their Representatives, all things necessary to obtain the Financing on the terms and subject to the conditions described in the Financing Letters, and, without the consent of the Company, will not consent to any amendment or modification to be made to, or any waiver of any provision or remedy under, or any assignment of the obligations of the other parties thereto under (i) the Equity Commitment Letter whatsoever (except to increase the amount of the Equity Financing) or (ii) the Debt Commitment Letter, in the case of this clause (ii), solely to the extent such amendment, modification, waiver or assignment would (A) reduce the aggregate principal amount of the Debt Financing (unless the Equity Financing is increased by a corresponding amount or Parent otherwise has immediately available cash and cash equivalents on hand in an amount at least equal to such reduction), (B) expand or impose new or additional conditions, or otherwise expand or adversely amend or modify any of the conditions, to the receipt of the Financing, or (C) otherwise reasonably be expected to (1) materially delay or prevent the consummation of the transactions contemplated by this Agreement, including the Closing, (2) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur at the Effective Time or (3) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto (such definitive agreements, together with the Debt Commitment Letter, the “Debt Financing Agreements” and, together with the Equity Financing Agreements (as defined below), the “Financing Agreements”) (clauses (A) through (C), collectively, the “Consent Requirements”). Subject to the foregoing, Parent and Merger Sub may (I) consent to the assignment of the commitments of any lender under the Debt Commitment Letter, and to amend the Debt Commitment Letter solely to add or replace any lender under the Debt Commitment Letter with other lenders, arrangers, bookrunners, agents, syndication agents, documentation agents or similar entities and (II) amend or otherwise modify the Debt Commitment Letter solely to implement any flex provisions set forth in the Fee Letters. In the event of any such assignment, amendment or modification of the Debt Commitment Letter as permitted by the immediately preceding sentence, the financing under such assigned, amended or modified Debt Commitment Letter will be deemed to be “Debt Financing” as such term is used in this Agreement.

(b) Parent and Merger Sub shall use their reasonable best efforts, and shall use their reasonable best efforts to cause their Representatives, to (i) maintain in effect the Financing Letters (including any definitive agreements entered into in connection therewith) until the earliest of the consummation of the transactions contemplated by this Agreement, the termination of this Agreement or the time at which any Alternative Financing is available, (ii) satisfy on a timely basis all conditions in the Financing Agreements applicable to Parent and Merger Sub (and that are within their control) to obtaining the Financing, (iii) negotiate and enter into definitive agreements with respect to the Equity Financing on terms and conditions contained in the Equity Commitment Letter (such definitive agreements, together with the Equity Commitment Letter, the “Equity Financing Agreements”) and definitive agreements with respect to the Debt Financing on terms and conditions contained in the Debt Commitment Letter (as modified, to the extent exercised, by the flex provisions set forth in the Fee Letters) or on other terms acceptable to Parent that would not result in the Consent Requirements being applicable, (iv) consummate the Financing at or prior to the Closing (which efforts shall include, making demand upon the lenders and the Equity Investor to consummate the Financing to the extent the conditions thereto have been satisfied (other than those which are dependent upon, or are to occur simultaneously with, the funding of the Financing), and (v) using cash or cash equivalents on hand and/or amounts available under other existing credit facilities to fund the portion of the Merger Consideration not funded by the Financing (if necessary).

(c) At the Company’s request, Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing (or any Alternative Financing in accordance with this Section 6.08), including providing prompt written notice of any actual or threatened breach or default by any party to any Financing Agreement and the receipt of any written notice or other written communication from any Financing Source with respect to any actual or threatened breach, default, termination or repudiation by any party to any Financing Agreement of any provision thereof. If any portion of the Financing becomes reasonably likely to be unavailable on the material terms and conditions contemplated by the applicable Financing Agreements (in the case of the Debt Financing Agreements, giving effect to, to the extent exercised, the flex provisions set forth in the Fee Letters), (1) Parent will promptly (and in any event, within two business days) notify the Company, provided, that in no event will Parent or Merger Sub be under any obligation to disclose any information that (x) is subject to attorney-client or similar privilege if Parent or Merger Sub shall have used its reasonable best efforts to disclose such information in a manner that would not waive such privilege (including entering into a joint defense agreement in customary form), or (y) would contravene any Law, and (2) Parent will use its reasonable best efforts to obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement (it being understood that Parent shall have no obligation to accept any terms or conditions that are materially less favorable, taken as a whole, to Parent, Merger Sub and the Company than the terms and conditions set forth in the applicable Financing Agreements) (“Alternative Financing”) as promptly as reasonably practicable following the occurrence of such event. For purposes of this Agreement, (x) the terms “Financing”, “Debt Financing” and/or “Equity Financing” (as the case may be) as used in this Agreement will be deemed to include any such Alternative Financing, (y) the term “Debt Commitment Letter” and/or “Equity Commitment Letter” (as the case may be) will be deemed to include any commitment letters with respect to any such Alternative Financing and (z) the term “Financing Agreements”, “Debt Financing Agreements” and/or “Equity Financing Agreements” (as the case may be) will be deemed to include any definitive agreement with respect to the Alternative Financing.

(d) Notwithstanding anything contained herein to the contrary, compliance by Parent and Merger Sub with this Section 6.08 shall not relieve Parent or Merger Sub of their obligations to consummate the Transactions whether or not the Financing or the Alternative Financing is available.

Section 6.09 Financing Cooperation.

(a) The Company and its Subsidiaries shall use reasonable best efforts to provide, and cause their respective Representatives to provide, all cooperation that is reasonably necessary, customary or advisable and reasonably requested by Parent to assist Parent in connection with the consummation, arrangement, marketing and syndication of the Debt Financing or any replacement, amended, modified or alternative financing permitted by this Agreement (collectively with the Debt Financing, the “Available Financing”) (it being understood that the receipt of such financing is not a condition to the Merger); provided, however, that nothing in this Section 6.09 shall require such cooperation or other action on the part of the Company, its Subsidiaries or their respective Representatives to the extent it would (A) unreasonably disrupt the conduct of the business or operations of the Company or its Subsidiaries or (B) require the Company, any of its Subsidiaries or any of their respective Representatives to enter into any agreement, take any corporate action or otherwise agree to pay any fees, reimburse any expenses or otherwise incur any liability (other than out-of-pocket expenses that shall be subject to reimbursement by Parent as set forth below) or give any indemnities prior to the Effective Time. Subject to the foregoing proviso, cooperation shall include using reasonable best efforts to (i) prepare and furnish the Required Information, (ii) make available financial information and data derived from the historical books and records of the Company and its Subsidiaries that is (x) required to permit Parent to prepare the pro forma financial statements contemplated by paragraph 8 of Exhibit D of the Debt Commitment Letter as in effect as of the date hereof (provided that Parent shall be responsible for the preparation of any pro forma financial statements and pro forma adjustments giving effect to the transactions contemplated hereby for use in connection with the offering of the Available Financing, it being understood that the Company shall cooperate with Parent in the preparation of such pro forma information to the extent its cooperation relates to financial information and data derived from the Company’s historical books and records) or (y) pertinent and customary financial and other information (other than pro forma financial statements) as Parent shall reasonably request of the type and form that are customarily included in private placements of non-convertible debt securities pursuant to Rule 144A promulgated under the Securities Act (including information required by Regulation S-X and Regulation S-K under the Securities Act, (iii) participate, in each case upon reasonable notice, at agreed times and places, in a reasonable number of meetings (including one-on-one meetings or conference calls) with parties acting as agents or arrangers for, and prospective lenders of, the Available Financing for the transactions contemplated by this Agreement, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and to reasonably cooperate with the marketing or solicitation efforts of Parent and Merger Sub and their financing sources, in each case as reasonably requested by Parent and Merger Sub and reasonably required in connection with the Available Financing, (iv) as reasonably requested by Parent, assist Parent with the preparation of customary materials for rating agency presentations, marketing materials, offering memoranda and bank information memoranda (including with respect to presence of or absence of material non-public information relating to the Company and its Subsidiaries and the accuracy of the information relating to the Company and its Subsidiaries contained therein), lender presentations, offering documents, private placement memoranda, prospectuses and similar documents required in connection with the Available Financing, (v) reasonably facilitate the pledging of collateral, provided that no such pledging or related documents or agreements shall be effective prior to the Effective Time, (vi) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing (provided that no such action shall be required of the Company Board prior to the Effective Time), (vii) furnish Parent and any lenders involved with the Available Financing, with all documentation and other information required by any Governmental Authority with respect to such financing under applicable “know your customer” and anti-money laundering rules and regulations, (vii) assist in the preparation and execution of any customary credit agreements (or amendments thereto), pledge and security documents, guarantees, indentures, contribution agreements, management and services agreements, purchase agreements, and other customary definitive documentation relating to the Available Financing and (ix) in the case of the Required Information delivered in connection with the offering of any debt securities as part of the Available Financing contained in the offering memorandum and any marketing materials utilized as part of the portion of the Available Financing constituting debt securities, assist Parent and Merger Sub in obtaining customary comfort letters (including customary “negative assurance” comfort) from the Company’s independent accountants and confirmation that such accountants are prepared to issue the agreed upon form of comfort letters (by delivering drafts thereof) when customarily required to be delivered during the Marketing Period.

(b) Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 6.09 that would (i) contravene any applicable Law or require the Company or any of its Subsidiaries to disclose information subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the Company shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege), (ii) cause any covenant, representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (iii) require the Company or any of its Subsidiaries to pay any commitment or other fee or incur any other expense (except to the extent Parent will promptly reimburse such expense), liability or obligation in connection with the Available Financing prior to the Closing, (iv) cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (v) require the Company, its Subsidiaries or any persons who are directors of the Company or its Subsidiaries to pass any resolution or consent to approve or authorize the execution of the Available Financing, (vi) require the Company, its Subsidiaries or any persons who are officers of the Company or its Subsidiaries to execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing (provided that in no event shall this Section 6.09 require the Company or any of its Subsidiaries to cause any officer of the Company or any of its Subsidiaries that is not continuing in such capacity after the Closing to execute any certificate, document, instrument or agreement), or (vii) interfere in any material respect with the conduct of the business of the Company and its Subsidiaries. Nothing in this Section 6.09 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to any of the Available Financing. The Company hereby consents to the reasonable use of its and its Subsidiaries’ logos in connection with the Available Financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries.

(c) Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding, for the avoidance of doubt, the costs of the Company’s preparation of its annual and quarterly financing statements in the Ordinary Course of Business) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with such financing or pursuant to this Section 6.09. In addition, Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Available Financing, and any information used in connection therewith, except with respect to (x) any information provided by the Company or any of its Subsidiaries pursuant to this Section 6.09 containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (y) any fraud or intentional misrepresentation or willful misconduct by any such persons.

(d) All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent, Merger Sub, or any of their respective Representatives pursuant to this Section 6.09 shall be kept confidential in accordance with the Confidentiality Agreement. Notwithstanding the foregoing or anything to the contrary contained herein or in the Confidentiality Agreement, Parent and the Company, as the parties to the Confidentiality Agreement, hereby agree that the sharing of such confidential information with, and the use of such information by, the Debt Financing Sources shall be permitted subject to the terms set forth in the Debt Commitment Letter so long as such information is disclosed subject to customary confidentiality arrangements.

(e) The Company and its Subsidiaries shall use reasonable best efforts to deliver all notices and take all other actions to facilitate the termination at the Effective Time of all commitments in respect of the Existing Credit Agreement, the repayment in full (or, in the case of letters of credit, the cash collateralization) on the Closing Date of all obligations in respect of the Indebtedness thereunder, and the release on the Closing Date of any Liens (other than in respect of any such cash collateralization) securing such Indebtedness and guarantees of such Indebtedness. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent prior to the Closing an executed payoff letter with respect to the Existing Credit Agreement (the “Payoff Letter”) in form and substance customary for transactions of this type, from the applicable agent on behalf of the persons to whom such Indebtedness is owed, which Payoff Letter together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (other than in respect of any such cash collateralization), if any, securing such Indebtedness and guarantees, if any, of such Indebtedness shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Effective Time, be released and terminated. The obligations of the Company pursuant to this Section 6.09(e) shall be subject to Parent and/or Merger Sub providing or causing to be provided all funds required to effect all such repayments at or prior to the Effective Time.

Section 6.10 Rule 16b-3 Matters. The Company shall take all reasonable steps as may be required to cause any dispositions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

ARTICLE VII

Conditions Precedent

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Shareholder Approval shall have been obtained.

(b) Regulatory Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or early termination thereof shall have been granted.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or Judgment issued by any court of competent jurisdiction or Law (collectively, “Restraints”) shall be in effect restraining, enjoining or otherwise preventing or prohibiting the consummation of the Merger.

Section 7.02 Conditions to Parent’s and Merger Sub’s Obligations to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representation and warranty of the Company set forth in Section 3.07(a) shall be true and correct in all respects as of the date of this Agreement, (ii) the representations and warranties of the Company set forth in Section 3.04(a) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as if made at such time, except to the extent such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), (iii) the representations and warranties of the Company set forth in Section 3.03 shall be true and correct, except for de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), and (iv) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), other than in the case of clause (iv) for such failures to be true and correct that (alone or in the aggregate with all such other failures of representations and warranties of the Company under this Agreement to be true and correct) have not had a Material Adverse Effect (it being understood that for this purpose all references to the term “Material Adverse Effect” and other qualifications based on the word “material,” set forth in any such representations and warranties shall be disregarded);

(b) Performance of the Obligations of the Company. The Company shall have performed and complied in all material respects with its obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing any change, event or occurrence that has had or would reasonably be expected to have a Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have delivered to Parent a certificate executed on behalf of the Company by the chief executive officer or the chief financial officer of the Company certifying that the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c) above have been satisfied.

Section 7.03 Conditions to Company’s Obligations to Effect the Merger. The obligations of the Company to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.02 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as if made at such time, except to the extent such representation or warranty expressly relates to a specific date (in which case on and as of such specific date) and (ii) each of the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), other than in the case of clause (ii) for such failures to be true and correct that (alone or in the aggregate with all such other failures of representations and warranties of Parent and Merger Sub under this Agreement to be true and correct) have not had a Parent Material Adverse Effect (it being understood that for this purpose all references to the term “Parent Material Adverse Effect” and other qualifications based on the word “material,” set forth in any such representations and warranties shall be disregarded);

(b) Performance of the Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed and complied in all material respects with their obligations required to be performed or complied with by them under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. Parent and Merger Sub shall have delivered to the Company a certificate executed on behalf of Parent and Merger Sub by an officer of each of Parent and Merger Sub certifying that the conditions set forth in Section 7.03(a) and Section 7.03(b) above have been satisfied.

Section 7.04 Frustration of Closing Conditions. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 7.01 to be satisfied if such failure was principally caused by the failure of Parent or Merger Sub to perform any of its obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 7.01 to be satisfied if such failure was principally caused by its failure to perform any of its obligations under this Agreement.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Shareholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either of Parent or the Company:

(i) if the Merger shall not have been consummated on or before 5:00 p.m. (New York City time) on May 29, 2018 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any Party if the failure of such Party to perform any of its obligations under this Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date (it being understood that Parent and Merger Sub shall be deemed a single Party for purposes of this Section 8.01(b)(i)); provided, further, that if the Marketing Period has not expired by the Outside Date, then either Party may elect to extend the Outside Date until 5:00 p.m. (New York City time) on June 26, 2018 by delivery of written notice of such extension to the other party prior to the Outside Date;

(ii) if any Restraint that shall be in effect enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available to any Party unless such Party shall have complied with its obligations under Section 6.03 in connection with seeking to prevent, oppose or remove such Restraint; or

(iii) if a Shareholders’ Meeting is duly convened and the Shareholder Approval is not obtained by reason of the failure to obtain the required vote upon a final vote taken at the Shareholders’ Meeting (or at any adjournment or postponement thereof at which such vote was taken);

(c) by Parent, if there shall be any breach or inaccuracy in any of the Company’s representations or warranties set forth in this Agreement or the Company has failed to perform any of its covenants or agreements set forth in this Agreement, which inaccuracy, breach or failure to perform (i) would give rise to the failure of any condition set forth in Section 7.02(a) or Section 7.02(b), and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within the earlier of

(1) thirty calendar days following Parent’s delivery of written notice to the Company of such breach and (2) the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if there shall then be any material breach or inaccuracy in any of Parent’s representations, warranties, covenants or agreements hereunder;

(d) by the Company, if there shall be any breach or inaccuracy in any of Parent’s or Merger Sub’s representations or warranties set forth in this Agreement or Parent or Merger Sub has failed to perform any of its covenants or agreements set forth in this Agreement, which inaccuracy, breach or failure to perform (i) would give rise to the failure of the conditions set forth in Section 7.03(a) or Section 7.03(b), and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within the earlier of (1) thirty days following the Company’s delivery of written notice to Parent of such breach and (2) the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) if there shall then be any material breach or inaccuracy in any of the Company’s representations, warranties, covenants or agreements hereunder;

(e) by Parent, in the event that any of the following shall have occurred: (i) an Adverse Recommendation Change, (ii) the Company failed to include in the Proxy Statement when mailed, the Recommendation, (iii) if, following the public disclosure or announcement of a Takeover Proposal (other than a tender or exchange offer described in clause (iv) below), the Company Board shall have failed to reaffirm publicly the Recommendation within ten business days after Parent requests in writing that the Recommendation under such circumstances be reaffirmed publicly, or (iv) a tender or exchange offer relating to securities of the Company shall have been commenced (other than by Parent or an Affiliate of Parent) and the Company shall not have announced, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(e) if the Shareholder Approval shall have been obtained;

(f) by the Company, in accordance with Section 5.02(g) in order to accept a Superior Proposal that did not result from a breach of Section 5.02 and enter into the Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination; provided, however, that payment of the Company Termination Fee pursuant to Section 8.03(b) shall be a condition to the termination of this Agreement by the Company pursuant to this Section 8.01(f); provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if the Shareholder Approval shall have been obtained; or

(g) by the Company, if after three business days following the completion of the Marketing Period (i) the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing but which are then capable of being satisfied at the Closing on such date) have been satisfied, (ii) the Company confirmed to Parent in writing that all conditions set forth in Section 7.03 have been satisfied (or that it is willing to waive (to the extent permitted by Law) any unsatisfied conditions set forth in Section 7.03) and that it stands and will stand ready, willing and able to consummate the Merger at such time, (iii) Parent and Merger Sub failed to consummate the Merger by the time set forth in Section 1.02, (iv) the Company shall have given Parent written notice at least fifteen calendar days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(g) and the basis for such termination and (v) the Closing shall not have been consummated by the end of such fifteen calendar day period.

Any proper termination of this Agreement pursuant to this Section 8.01 shall be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

Section 8.02 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the Confidentiality Agreement, the last sentence of Section 6.02, Section 6.09(c), this Article VIII, Article IX and Article X, which shall survive such termination; provided, however, that subject to the limitations set forth in Section 8.03 (including the limitations on liability contained therein), Section 10.10 and Section 10.11, nothing herein shall relieve any Party from liability for any intentional and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

Section 8.03 Termination Fees.

(a) If this Agreement is terminated by Parent pursuant to Section 8.01(e) or is terminated by the Parent or the Company pursuant to Section 8.01(b)(iii) if, at the time of such termination, Parent would have been entitled to terminate this Agreement pursuant to Section 8.01(e), then the Company shall pay to Parent (or its designee) the Company Termination Fee by wire transfer of same-day funds within two business days following the date of such termination of this Agreement, in consideration for the disposition of Parent’s rights under this Agreement.

(b) If this Agreement is terminated by the Company pursuant to Section 8.01(f), then the Company shall pay to Parent (or its designee) the Company Termination Fee by wire transfer of same-day funds, concurrently with, and as a condition to the effectiveness of, such termination of this Agreement, in consideration for the disposition of Parent’s rights under this Agreement.

(c) If (i) after the execution and delivery of this Agreement, a Takeover Proposal shall have been made to the Company Board or become publicly known prior to the termination of this Agreement and not withdrawn, (ii) this Agreement is terminated (A) by Parent or the Company pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii) or (B) by Parent pursuant to Section 8.01(c) and (iii) within 12 months after such termination, the Company enters into a definitive agreement providing for any transaction contemplated by any Takeover Proposal (regardless of when made), or consummates any Takeover Proposal (regardless of when made), then, in any such case, the Company shall pay to Parent (or its designee) the Company Termination Fee by wire transfer of same-day funds on the date such transaction is consummated, in consideration for the disposition of Parent’s and Parent’s rights under this Agreement. Solely for purposes of this Section 8.03(c)(iii), the term “Takeover Proposal” shall have the meaning assigned to such term in Section 5.02(b)(i), except that all references to at least 15% therein shall be deemed to be references to “more than 50%”.

(d) In the event that this Agreement is terminated by (i) the Company pursuant to Section 8.01(g) or (ii) the Company or Parent pursuant to Section 8.01(b)(i) if, at the time of such termination, the Company would have been entitled to terminate this Agreement pursuant to Section 8.01(g) (without giving effect to clauses (iv) and (v) specified in Section 8.01(g)), Parent shall pay or cause to be paid to the Company the Parent Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by the Company within five business days of such termination.

(e) Each of the Company and Parent acknowledges and agrees that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent would have entered into this Agreement; accordingly, if the Company or Parent fails promptly to pay any amount due pursuant to Section 8.03, and, in order to obtain such payment, Parent or the Company, as applicable, commences a suit that results in an award against the Company or Parent for such amount, the Company shall pay to Parent (or its designee) Parent’s and Merger Sub’s, or Parent shall pay to the Company the Company’s, reasonable and documented costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the applicable amount from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. In no event shall the Company or Parent be required to pay any termination amount on more than one occasion. Notwithstanding anything to the contrary in this Agreement, (x)(A) if Parent (or its designee) receives the Company Termination Fee from the Company pursuant to Section 8.03, then any such payment shall be the sole and exclusive remedy of Parent, any of its Subsidiaries, and any of their respective former, current or future officers, employees, directors, partners, equityholders, managers, members, attorneys, agents, advisors or other Representatives or any of the Financing Sources (the “Parent Related Parties”) against the Company and its Subsidiaries and any of their respective former, current or future officers, employees, directors, partners, equityholders, managers, members, attorneys, agents, advisors or other Representatives (the “Company Related Parties”), and none of the Company Related Parties shall have any further liability or obligation, whether in law, equity, contract, tort or otherwise, relating to or arising out of this Agreement or the transactions contemplated hereby, (B) if the Company receives the Parent Termination Fee from Parent pursuant to Section 8.03, then, without limiting Section 10.11(b), any such payment shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties and none of the Parent Related Parties shall have any further liability or obligation, whether in law, equity, contract, tort or otherwise, relating to or arising out of this Agreement, the Financing Letters or the transactions contemplated hereby or thereby (including in connection with any breach of, or default under, this Agreement or the Financing Letters), or (y)(A) if Parent (or its designee) receives any payments from the Company in respect of any breach of this Agreement, and thereafter Parent (or its designee) is entitled to receive the Company Termination Fee under Section 8.03, the amount of such Company Termination Fee shall be reduced by the aggregate amount of any payments made by the Company to Parent (or its designee) in respect of any such breaches of this Agreement, and (B) if the Company receives any payments from Parent in respect of any breach of this Agreement, and thereafter the Company is entitled to receive the Parent Termination Fee under Section 8.03, the amount of such Parent Termination Fee shall be reduced by the aggregate amount of any payments made by Parent to the Company in respect of any such breaches of this Agreement.

(f) The Parent Termination Fee and the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company Related Parties or the Parent Related Parties, as the case may be, in connection with this Agreement and the Financing Letters (and the termination of any of the foregoing), the transactions contemplated hereby or thereby (and the abandonment thereof) or any matter forming the basis for such termination (or for any breach or failure to perform hereunder, thereunder or otherwise (in each case, whether willfully, intentionally, unintentionally or otherwise)) and the Company Related Parties and the Parent Related Parties shall not have any further liability, whether pursuant to a claim in contract or tort, at law or in equity or otherwise, to the Parent Related Parties or the Company Related Parties, as the case may be, under this Agreement or the Financing Letters (and the termination of any of the foregoing), the transactions contemplated hereby or thereby (and the abandonment thereof) or any matter forming the basis for such termination (or for any breach or failure to perform hereunder, thereunder or otherwise (in each case, whether willfully, intentionally, unintentionally or otherwise)).

Section 8.04 Amendment. This Agreement may be amended by the Parties at any time before or after the Closing shall have occurred or receipt of the Shareholder Approval; provided, however, that after the Shareholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. In the event that any Party seeks an amendment to or waiver of clause (x)(B) of the third sentence of Section 8.03(e) (Termination Fees), this Section 8.04 (Amendment), Section 10.04 (Entire Agreement), Section 10.05 (No Third-Party Beneficiaries), Section 10.06 (Assignment), Section 10.07 (GOVERNING LAW), Section 10.08 (Jurisdiction; Service of Process), Section 10.09 (WAIVER OF JURY TRIAL) and Section 10.11 (Non-Recourse to Non-Parties) that is materially adverse to any Financing Source, the prior written consent of each such party shall be required before any such amendment or waiver may become effective.

Section 8.05 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) subject to the proviso to the first sentence of Section 8.04 and to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

Interpretation

Section 9.01 Certain Definitions. For purposes of this Agreement:

(a) an “Acceptable Confidentiality Agreement” means a confidentiality agreement with terms no less favorable to the Company in any substantive respect than those contained in the Confidentiality Agreement; provided that such confidentiality agreement (x) shall expressly not prohibit compliance by the Company with any provision of this Agreement and (y) need not contain a “standstill” or similar provision that prohibits the counterparty thereto or any of its Affiliates or Representatives from making any Takeover Proposal, acquiring the Company or taking any other similar action.

(b) an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

(c) “beneficial ownership” (and its correlative terms) has the meaning provided in Rule 13d-3 under the Exchange Act.

(d) “business day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the Minneapolis, Minnesota, Atlanta, Georgia or New York, New York.

(e) “Company Disclosure Letter” means the letter dated as of the date of this Agreement delivered by the Company to Parent and Merger Sub prior to or in connection with the execution and delivery of this Agreement.

(f) “Company Executive Team” means, collectively, all employees of the Company with a title of vice president or higher.

(g) “Company Intellectual Property” means (i) all Intellectual Property owned (or purported to be owned) by the Company or any of its Subsidiaries (“Owned Intellectual Property”) and (ii) all Intellectual Property used or licensed for use by the Company or any of its Subsidiaries in the conduct of their respective businesses.

(h) “Company Termination Fee” means $74 million.

(i) “Compliant” means, with respect to the Required Information, that (a) such Required Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, in light of the circumstances under which the statements contained in such Required Information were made, (b) in the case of the Required Information delivered in connection with the offering of any debt securities as part of the Available Financing is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulations S-K and S-X under the Securities Act that are applicable to such Required Information (other than such provisions for which compliance is not customary in a Rule 144A offering of such debt securities), and (c) the Company’s independent accountants shall not have withdrawn their audit opinion with respect to any annual audited financial statements contained in the Required Information.

(j) “Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated as of April 18, 2017, by and between ARG Holding Corporation and the Company.

(k) “Contract” means any written contract, lease, permit, authorization, indenture, note, bond, mortgage, franchise or other agreement or instrument, commitment, obligation or binding arrangement, with respect to which there are continuing rights, liabilities or obligations (other than immaterial rights, liabilities or obligations of the type that customarily survive termination of a Contract).

(l) “Debt Financing Source” means, in its capacity as such, any lender, purchaser, noteholder or other debt financing source (including each agent and each arranger) providing a commitment pursuant to the Debt Commitment Letter or any Financing Agreement (or any other commitment letter or definitive agreement in connection with any Alternative Financing) and their respective former, current and future Affiliates, and such lender’s, purchaser’s, noteholder’s or other debt financing source’s (and their respective Affiliates’) former, current and future equityholders, members, partners, or Representatives and any heirs, executors, successors and assigns of any of the foregoing. For purposes of the foregoing, Debt Financing Sources shall be deemed not to include Parent, Merger Sub or their respective Subsidiaries, or their Representatives (in their capacities as such).

(m) “Equity Financing Source” means, in its capacity as such, each of the Equity Investor and any other equity financing source providing any commitment letter or definitive agreement to provide equity financing in connection with the transactions contemplated by this Agreement and their respective former, current and future Affiliates, and the Equity Investor’s or other equity financing source’s (and their respective Affiliates’) former, current and future equityholders, members, partners, or Representatives and any heirs, executors, successors and assigns of any of the foregoing. For purposes of the foregoing, Equity Financing Sources shall be deemed not to include Parent, Merger Sub or their respective Subsidiaries, or their Representatives (in their capacities as such).

(n) “Existing Credit Agreement” means that certain Credit Agreement, dated as of October 6, 2016, by and among the Company, the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as administrative agent, swingline lender and issuing lender, in each case, as amended by all amendments, modifications and supplements thereto.

(o) “Financing Sources” means the Debt Financing Sources and Equity Financing Source.

(p) “Knowledge” means (i) with respect to the Company, the actual knowledge of any of the persons set forth in Section 9.01(p) of the Company Disclosure Letter, in each case, after reasonable inquiry and investigation, and (ii) with respect to Parent or Merger Sub, the actual knowledge of any of the officers of Parent or Merger Sub, in each case, after reasonable inquiry and investigation.

(q) “Marketing Period” means the first period of at least fifteen consecutive business days after the date of this Agreement, commencing upon receipt of the Required Information and such Required Information is Compliant; provided that the Marketing Period shall be deemed not to have commenced if (i) the conditions set forth in Section 7.01(b) and Section 7.01(c) shall not have been satisfied, (ii) on or prior to the completion of any such fifteen consecutive business day period, (A) the Company’s independent accountant shall have withdrawn its audit opinion with respect to any annual audited financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence, at the earliest, unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company and its Subsidiaries for the applicable periods by the independent accountant or another independent public accounting firm of international standing; (B) the Company shall have indicated its intent to restate any financial statements included in the Required Information, in which case the Required Information shall only be deemed as received for purposes of the “Marketing Period” on the date (if any) that (1) such restatement has been completed and the applicable financial statements have been amended and delivered to Parent or (2) the Company has provided written notice to Parent that it has concluded that no restatement shall be required in accordance with GAAP; (C) the Company shall have failed to timely file any Annual Report on Form 10-K or Quarterly Report on Form 10-Q, in which case the Marketing Period will not be deemed to commence unless and until any such delinquent report has been filed; or (D) the Required Information ceases to be Compliant or would be required to be updated in order to be Compliant on any day during such fifteen consecutive business day period, in which case the Marketing Period shall not be deemed to commence until the receipt of Parent of such Compliant updated Required Information; provided further that the Marketing Period shall have either ended on or prior to December 21, 2017 or, if the Marketing Period has not ended on or prior to December 21, 2017, then such period shall commence no earlier than January 2, 2018. Notwithstanding the foregoing, (x) the Marketing Period will be deemed to be completed upon the consummation of the Debt Financing (or any Alternative Financing), (y) if the Company reasonably believes in good faith that the Required Information has been delivered to Parent and is Compliant or that the Marketing Period has been completed, it may deliver to Parent a written notice to that effect (stating when the Company believes it completed any such delivery or when the Marketing Period was completed, as applicable), in which case the Required Information shall be deemed to have been so delivered and to be Compliant or the Marketing Period shall be deemed to have been so completed, as applicable; unless Parent in good faith reasonably believes the Seller has not completed delivery of such Required Information, that such Required Information is not Compliant, that such delivery was completed on a different date, or that the Marketing Period has not been completed and within three business days after its receipt of such notice by the Company, delivers a written notice to Parent to that effect (stating with specificity which Required Information has not been delivered or is not Compliant or why the Marketing Period has not been completed, as applicable), and (z) for the avoidance of doubt, the occurrence or non-occurrence of any of the circumstances in the foregoing clauses (x) and (y) shall not delay or prevent any earlier completion of the Marketing Period that might otherwise occur; provided that, for the avoidance of doubt, the Marketing Period shall not be deemed completed prior to the date on which the latest financial statements required by the definition of Required Information have been provided and are Compliant unless the Debt Financing (or any Alternative Financing) has been consummated prior to such time.

(r) “Material Adverse Effect” means any change, effect, event, occurrence or fact that individually or in the aggregate with all other changes, effects, events, occurrences or facts (a) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent, materially impede or materially delay the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement or the ability of the Company to perform its obligations under this Agreement; provided that none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, a Material Adverse Effect: any change, effect, event, occurrence or fact that arises out of or results from (i) general economic, credit, capital or financial markets or political conditions in the United States or elsewhere in the world, including with respect to interest rates or currency exchange rates, (ii) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism, (iii) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster occurring after the date of this Agreement, (iv) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date of this Agreement, (v) general conditions in the industries in which the Company and its Subsidiaries primarily operate, (vi) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics after the date of this Agreement, or changes after the date of this Agreement in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that, subject to the other limitations in this proviso, the underlying facts giving rise or contributing to such failure or change may constitute, or be taken into account in determining whether there has been, a Material Adverse Effect), (vii) the taking or not taking of any action by, at the written request of or with the written consent of Parent or Merger Sub or as required or expressly permitted by this Agreement, (viii) announcement and pendency of this Agreement and the transactions contemplated hereby or the identity of, or any facts or circumstances relating to Parent, Merger Sub or their respective Affiliates, in each case of this clause (viii), including the impact thereof (including any loss or impairment of) on the relationships, contractual or otherwise, of the Company or its Subsidiaries with employees, franchisees, labor unions, customers, suppliers or partners and including any fiduciary duty or disclosure Litigation with respect to, or any Litigation pursuant to any Contract with a third party in connection with, this Agreement, the Merger or any of the other transactions contemplated hereby (provided, that this clause (viii) shall not apply to references to “Material Adverse Effect” in Section 3.05 (Non-Contravention)), except in the cases of clauses (i), (ii), (iii), (iv) or (v), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries primarily operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect).

(s) “Ordinary Course of Business” means the ordinary course of business and consistent with past practice.

(t) “Parent Disclosure Letter” means the letter dated as of the date of this Agreement delivered by Parent to the Company prior to or in connection with the execution and delivery of this Agreement.

(u) “Parent Material Adverse Effect” means any change, effect, event, occurrence or fact that would reasonably be expected to prevent, materially impede or materially delay the consummation by Parent of the Merger or any of the other transactions contemplated by this Agreement or the ability of Parent to perform its obligations under this Agreement.

(v) “Parent Termination Fee” means $134 million.

(w) “Permitted Liens” mean (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the Ordinary Course of Business as to which there is no default on the part of the Company or any of its Subsidiaries, (ii) Liens for Taxes, assessments and other governmental charges and levies that are not due and payable or are being contested in good faith by appropriate proceedings, for which adequate reserves have been maintained in accordance with GAAP, (iii) Liens affecting the interest of the grantor of any easements benefiting Owned Real Property, (iv) defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate, (v) zoning, building and other similar codes and regulations, provided, that such restrictions do not prohibit the current use of any Owned Real Property or Leased Real Property, (vi) Liens discharged at or prior to the Closing Date and (vii) such other Liens as would not reasonably be expected to materially interfere with the business of the Company and its Subsidiaries, as currently conducted.

(x) “person” means an individual, corporation (including not-for-profit corporation), general or limited partnership, limited liability company, joint venture, association, trust, estate, association, Governmental Authority, unincorporated organization or other entity of any kind or nature, including the media.

(y) “Representative” means, with respect to any person, any Subsidiary of such person and such person’s and each of its respective Subsidiaries’ directors, officers, managers, employees, investment bankers, financial advisors, attorneys, accountants, auditors or other advisors, agents or representatives.

(z) “Required Information” means (i) audited consolidated balance sheets and related statements of income and cash flows of the Company and its consolidated Subsidiaries for the three most recently completed fiscal years ended at least ninety days prior to the Closing Date, and (ii) unaudited consolidated balance sheets and related statements of income of the Company and its consolidated Subsidiaries for the fiscal quarter after the date of the most recent financial statements delivered pursuant to clause (i) above and ended at least forty-five days prior to the Closing Date (but, excluding the fourth quarter of any fiscal year); provided that the filing of the financial statements on Form 10-K and Form 10-Q within such time periods by the Company will satisfy the requirements set forth in clauses (i) and (ii) above.

(aa) “Sanctioned Country” means any country or region subject to economic sanctions or trade restrictions of the United States, Canada, the United Nations or any other applicable jurisdiction in which the Company or any of its Subsidiaries has operations that broadly prohibit or restrict dealings with such country or region.

(bb) “Sanctioned Person” means any person subject to economic sanctions, trade restrictions, or similar restrictions imposed by the United States, Canada, the United Nations or any other applicable jurisdiction in which the Company or any of its Subsidiaries has operations, including (i) any person identified in any sanctions list maintained by (A) the U.S. government, including the U.S. Department of Treasury, Office of Foreign Assets Control, the U.S. Department of Commerce, Bureau of Industry and Security, and the U.S. Department of State; (B) the Canadian government, including The Minister of Foreign Affairs (Canada) and the Canadian Governor-in-Council; or (C) the United Nations Security Council; (ii) any person located, organized, or resident in, or a government instrumentality of, any Sanctioned Country; and (iii) any person who, to the Knowledge of the Company, is directly or indirectly owned or controlled by or acting for the benefit or on behalf of a person described in (i) or (ii).

(cc) “Sanctions Laws” means all applicable Laws concerning embargoes, economic sanctions, export or import controls or restrictions, the ability to make or receive international payments, the ability to engage in international transactions, or the ability to take an ownership interest in assets located in a foreign country, including those administered by Office of Foreign Assets Control of the U.S. Treasury Department, the Bureau of Industry and Security of the U.S. Department of the Commerce and the U.S. Department of State, and those administered by The Minister of Foreign Affairs (Canada) and the Canadian Governor-in-Council, and any other similar Laws of any other jurisdiction which may be applicable to the Company or any of its Subsidiaries.

(dd) a “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person.

(ee) a “Takeover Statute” means (i) the restrictions on a “control share acquisition” (as defined in Section 302A.011, Subd. 38, of the MBCA) set forth in Section 302A.671 of the MBCA, (ii) the restrictions on “business combinations” with an “interested shareholder” (each as defined in Section 302A.011, Subd. 46 and Subd. 49, respectively, of the MBCA) set forth in Section 302A.673 of the MBCA, (iii) the “fair price requirement” set forth in Section 302A.675 of the MBCA and (iv) any other antitakeover or similar statute or regulation under the MBCA, other than Chapter 80B of the Minnesota Statutes.

(ff) “Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent, the Company or any of their respective Affiliates or Representatives.

Section 9.02 Index of Defined Terms. The following terms have the meanings ascribed to them, as indicated below:

Term	Section
2003 Plan	3.03(a)
2003 Plan Options	3.03(a)
2010 Health Care Law	3.12(d)
2012 Plan	3.03(a)
2012 Plan Options	3.03(a)
2012 Plan PSUs	3.03(a)
2012 Plan RSUs	3.03(a)
2017 Plan	3.03(a)
Acceptable Confidentiality Agreement	9.01(a)
Acquisition Agreement	5.02(e)
Adverse Recommendation Change	5.02(e)
Advertising Funds	3.18(e)
Affiliate	9.01(b)
Agreement	Preamble
Alcohol Laws	3.10(c)
Alternative Financing	6.08(c)
Articles of Merger	1.03
Authorizations	3.10(a)
Available Financing	6.09(a)
Board Actions	3.04(b)
beneficial ownership	9.01(c)
business day	9.01(d)
Certificate	2.01(c)
Closing	1.02
Closing Date	1.02
Code	2.03(h)
Company	Preamble
Company Articles of Incorporation	3.01
Company Benefit Plan	3.12(o)
Company Board	2.04
Company Bylaws	3.01
Company Common Stock	Recitals
Company Disclosure Letter	9.01(e)
Company Employee	6.05(a)
Company Equity Awards	3.03(a)
Company ESPP Shares	3.03(a)

Term	Section
Company Executive Team	9.01(f)
Company Incentive Plan	3.03(a)
Company Intellectual Property	9.01(g)
Company Noncompete Restrictions	3.09(a)(v)
Company PSUs	3.03(a)
Company Related Parties	8.03(e)
Company Restricted Stock Awards	3.03(a)
Company RSUs	3.03(a)
Company Stock Options	3.03(a)
Company Stock Plans	2.04(e)
Company Swaps	3.22
Company Termination Fee	9.01(h)
Compliant	9.01(i)
Confidentiality Agreement	9.01(j)
Consent Requirements	6.08(a)
Contract	9.01(k)
Current Premium	6.06(a)
Debt Commitment Letter	4.04
Debt Financing	4.04
Debt Financing Agreements	6.08(a)
Debt Financing Sources	9.01(l)
Dissenters’ Rights	2.01(d)
Dissenting Shares	2.01(d)
Effective Time	1.03
Environmental Claims	3.16(b)
Environmental Law	3.16(b)
Equity Award Amounts	2.04(e)
Equity Commitment Letter	4.04
Equity Financing	4.04
Equity Financing Agreements	6.08(b)
Equity Financing Source	9.01(m)
Equity Investor	4.04
ERISA	3.12(a)
ERISA Affiliate	3.12(f)
ESPP	2.05
ESPP Cut-Off Date	2.05
Exchange Act	3.05
Exchange Fund	2.03(a)
Exclusive Rights	3.09(a)(v)
Existing Credit Agreement	9.01(n)
Fairness Opinion	3.28
FDD	3.18(g)
Fee Letters	4.04
Filed SEC Documents	Article III
Financing	4.04
Financing Agreements	6.08(a)
Financing Letters	4.04
Financing Sources	9.01(o)
Foreign Company Plan	3.12(m)
Franchise Agreements	3.18(a)

Term	Section
Franchise Laws	3.10(c)
Franchised Restaurant	3.18(a)
Franchisee	3.18(g)
FTC Rule	3.10(c)
GAAP	3.06(b)
Governmental Authority	3.05
group	5.02(b)(ii)
Hazardous Materials	3.16(b)
HSR Act	3.05
Indebtedness	5.01(b)(viii)
Indemnified Party	6.06(b)
Intellectual Property	3.15(g)
Intervening Event	5.02(b)(iv)
Judgment	3.05
Key Intellectual Property	3.15(a)
Knowledge	9.01(p)
Law	3.05
Leased Real Property	3.14(b)
Liens	3.02
Liquor License	3.10(c)
Litigation	3.08
Marketing Period	9.01(q)
Master Franchise Rights	3.09(a)(v)
Match Right Notice	5.02(h)(i)
Match Right Period	5.02(h)(i)
Material Adverse Effect	9.01(r)
MBCA	Preamble
Measurement Time	3.03(a)
Merger	Recitals
Merger Consideration	2.01(c)
Merger Sub	Preamble
NASDAQ	3.05
Nevada Gaming Laws	3.10(c)
New Specified Contracts	5.01(b)(xv)
Non-U.S. Merger Control Laws	6.03(a)
Ordinary Course of Business	9.01(s)
Outside Date	8.01(b)(i)
Owned Intellectual Property	9.01(g)
Owned Real Property	3.14(a)
Parent	Preamble
Parent Disclosure Letter	9.01(t)
Parent Material Adverse Effect	9.01(u)
Parent Related Parties	8.03(e)
Parent Termination Fee	9.01(v)
Party	Preamble
Parties	Preamble
Paying Agent	2.03(a)
Payoff Letter	6.09(e)
Permitted Liens	9.01(w)
person	9.01(x)

Term	Section
Personal Information	3.15(e)
Plan of Merger	Preamble
Principal Supplier	3.24(a)
Proposed Changed Terms	5.02(h)(iii)
Proxy Statement	3.05
PSU Shares	2.04(c)
Real Property Leases	3.14(b)
Real Property Subleases	3.14(c)
Recommendation	3.04(b)
Relationship Laws	3.10(c)
Release	3.16(b)
Representative	9.01(y)
Required Information	9.01(z)
Restraints	7.01(c)
Sanctioned Country	9.01(aa)
Sanctioned Person	9.01(bb)
Sanctions Laws	9.01(cc)
SEC	Article III
SEC Documents	3.06(a)
Securities Act	3.06(a)
Shareholder Approval	3.04(a)
Shareholders’ Meeting	6.01(a)
Specified Contract	3.09(a)
Specified Franchisee	3.18(a)
Subsidiary	9.01(dd)
Superior Proposal	5.02(b)(iii)
Surviving Corporation	1.01
Takeover Proposal	5.02(b)(i)
Takeover Statute	9.01(ee)
Tax Return	3.13(j)
Tax Sharing Agreements	3.13(j)
Taxes	3.13(j)
Terminated Plan	6.05(d)
Third Party	9.01(ff)
Transaction Litigation	6.03(e)
Voting Agreement	Recitals
Voting Company Debt	3.03(c)

Section 9.03 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Annex or Exhibit, such reference shall be to an Article or a Section of, or an Annex or Exhibit to, this Agreement unless otherwise indicated.

(b) The table of contents, headings and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “will” shall be construed to have the same meaning and effect of the word “shall.” The words “hereof,” “herein” and

“hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “or” when used in this Agreement is not exclusive.

(d) The phrase “made available,” when used in reference to anything made available to Parent, Merger Sub or their Representatives shall be deemed to mean that such item has been provided in writing (including via email or posting to an electronic data site) to Parent, Merger Sub or their Representatives prior to the execution and delivery of this Agreement.

(e) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

(f) References to a person are also to its permitted successors and assigns. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(g) All capitalized terms not defined in the Company Disclosure Letter or the Parent Disclosure Letter shall have the meanings ascribed to them in this Agreement. Any information set forth in one section or subsection of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other Section or subsection. No disclosure in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, relating to any possible breach or violation of any contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

(h) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(i) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(j) Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of Parent and the Surviving Corporation to cause such Subsidiary to take such action. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action.

ARTICLE X

General Provisions

Section 10.01 Nonsurvival of Representations and Warranties, Covenants and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, that this Section 10.01 shall not limit any obligation of any Party which by its terms contemplates performance after the Effective Time.

Section 10.02 Expenses. Except as provided in Section 6.03(a), all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Merger or any of the other transactions contemplated by this Agreement are consummated.

Section 10.03 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing through electronic mail followed (if receipt is not sooner confirmed by return email) within one business day by transmission by facsimile (with written confirmation of transmission) or hand delivery by courier (providing proof of delivery) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Merger Sub, to:

Arby’s Restaurant Group, Inc.

1155 Perimeter Center West

Atlanta, Georgia 30338

Attn:             Nils Okeson

Email:           nokeson@arbys.com

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020-1095

Attn:             John M. Reiss

                     Chang-Do Gong

Telephone:   (212) 819-8200

Facsimile:     (212) 354-8113

Email:           jreiss@whitecase.com

                       cgong@whitecase.com

if to the Company, to:

Buffalo Wild Wings, Inc.

5500 Wayzata Boulevard, Suite 1600

Minneapolis, Minnesota 55416

Attn:             Alexander H. Ware

                     Emily C. Decker

Telephone:   (952) 953-9943

Facsimile:     (952) 593-9787

Email:           AWare@buffalowildwings.com

                       EDecker@buffalowildwings.com

with a copy (which shall not constitute notice) to:

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

Attn:             Steven C. Kennedy

                      Michael A. Stanchfield

                      Kate Sherburne

Telephone:    (612) 766-7000

Facsimile:     (612) 766-1600

Email:           steven.kennedy@FaegreBD.com

                       mike.stanchfield@FaegreBD.com

                       kate.sherburne@FaegreBD.com

Section 10.04 Entire Agreement. This Agreement, together with the Confidentiality Agreement, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement and the Confidentiality Agreement.

Section 10.05 No Third-Party Beneficiaries. Except for (a) the provisions of Section 6.06 and Section 10.13, (b) the rights, at and after the Effective Time, of the former holders of shares of Company Common Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, (c) those third party beneficiary rights of the Company specified in the Equity Commitment Letter and (d) the rights, at and after the Effective Time, of the holders of the Company Equity Awards to receive the payments contemplated by Section 2.04, neither this Agreement nor any other agreement contemplated hereby are intended to or shall confer upon any person other than the Parties hereto and thereto any legal or equitable rights or remedies. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.05 without notice or liability to any other person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters. Notwithstanding anything in the foregoing to the contrary, each Financing Source is an express third-party beneficiary of clause (x)(B) of the third sentence of Section 8.03(e) (Termination Fees), Section 8.04 (Amendment), Section 10.04 (Entire Agreement), this Section 10.05 (No Third-Party Beneficiaries), Section 10.06 (Assignment), Section 10.07 (GOVERNING LAW), Section 10.08 (Jurisdiction; Service of Process), Section 10.09 (WAIVER OF JURY TRIAL) and Section 10.11 (Non-Recourse to Non-Parties) and may enforce such sections directly.

Section 10.06 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties, and any assignment without such consent shall be null and void; provided, however, that, prior to the Closing, Parent and Merger Sub may assign this Agreement (in whole but not in part) to Parent or any of its Affiliates and/or to the Debt Financing Sources (including for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Debt Financing) so long as such assignment would not reasonably be expected to have a Parent Material Adverse Effect. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the immediately preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.07 GOVERNING LAW. SUBJECT TO THE TERMS OF THE DEBT COMMITMENT LETTER AND THE EQUITY COMMITMENT LETTER RELATING TO THE APPLICATION OF NEW YORK LAW (TO THE EXTENT SET FORTH THEREIN ON THE DATE HEREOF), THIS AGREEMENT AND ANY LITIGATION (WHETHER AT LAW, IN CONTRACT OR IN TORT) THAT MAY BE DIRECTLY OR INDIRECTLY BASED UPON, RELATING TO ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF OR THEREOF, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MINNESOTA, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF. NOTWITHSTANDING ANYTHING TO THE CONTRARY, ANY RIGHT OR OBLIGATION WITH RESPECT TO ANY DEBT FINANCING SOURCE, THE AVAILABLE FINANCING, THE DEBT COMMITMENT LETTER, EQUITY INVESTOR, EQUITY COMMITMENT LETTER AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND ANY LITIGATION RELATING THERETO OR ARISING THEREUNDER, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW RULES AND PROVISIONS.

Section 10.08 Jurisdiction; Service of Process.

(a) Each of the Parties irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Hennepin County, Minnesota for the purpose of any Litigation directly or indirectly based upon, relating to arising out of this Agreement or any transaction contemplated hereby or the negotiation, execution or performance hereof or thereof, and each of the Parties hereby irrevocably agrees that all claims in respect to such Litigation shall be brought in, and may be heard and determined, exclusively in such state or federal courts. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue in, and any defense of inconvenient forum to the maintenance of, any Litigation so brought. Each of the Parties agrees that a final judgment in any Litigation shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each of the Parties irrevocably consents to the service of the summons and complaint and any other process in any other Litigation relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such Party at the addresses set forth in Section 10.03. Nothing in this Section 10.08 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

(c) Notwithstanding anything herein to the contrary, each Party acknowledges and irrevocably agrees (i) that any Litigation, whether in contract or tort, at law or in equity or otherwise, involving any Financing Source arising out of, or relating to, the transactions contemplated hereby, the Financing Letters, the Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in the Borough of Manhattan in the City of New York, or if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof) and each Party submits for itself and its property with respect to any such Litigation to the exclusive jurisdiction of such court and agrees not to bring (or permit any of its Affiliates to bring or support anyone else in bringing) any such Litigation in any other court, (ii) to waive and hereby waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Litigation in any such court and (iii) that a final judgment in any such Litigation shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Section 10.09 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY BASED UPON, RELATING TO ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY (INCLUDING THE FINANCING AND THE FINANCING LETTERS OR AGAINST ANY FINANCING SOURCE) OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF OR THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.10 Specific Performance.

(a) The Parties acknowledge and agree that, subject to the provisions of this Section 10.10, irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8.01, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 10.08, without proof of actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity; provided, that the Company shall only be entitled to enforce or seek to enforce specifically Parent’s obligation to cause all or any portion of the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or otherwise cause Parent or Merger Sub to consummate the Merger (including the obligation to pay the aggregate Merger Consideration) if: (i) the conditions set forth in Section 7.01 and Section 7.02 have been satisfied and remain satisfied at the time when the Closing would have occurred but for the failure of the Financing to be funded (other than those conditions that by their nature are to be satisfied at the Closing but which are then capable of being satisfied at the Closing), (ii) the Debt Financing is available to be funded at the Closing and has been funded or will be funded if the Equity Financing is funded, (iii) the Company has irrevocably confirmed to Parent in writing that if specific performance is granted and the Financing is funded, then the Closing will occur and (iv) Parent and Merger Sub have failed to consummate the Merger by the date the Merger is required to have occurred pursuant to Section 1.02. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause all or any portion of the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or cause Parent or Merger Sub to consummate the Merger or the other transactions contemplated hereby (including the obligation to pay the Merger Consideration) if the Debt Financing has not been funded or will not be funded at the Closing even if the Equity Financing is funded at the Closing.

(b) The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each Party further acknowledges and agrees that the agreements contained in this Section 10.10 are an integral part of the Merger and the other transactions contemplated hereby and that, without these agreements, neither the Company nor Parent would have entered into this Agreement. Each

Party further agrees that no other Party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.10, and each Party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) Notwithstanding anything in this Agreement to the contrary, while the Company may seek (i) specific performance, subject in all respects to this Section 10.10, and (ii) payment of the Parent Termination Fee, if, as and when payable pursuant to Section 8.03(d), under no circumstances shall the Company, directly or indirectly, be permitted or entitled to receive (A) both a grant of specific performance or other equitable relief pursuant to which the Merger is actually consummated and the aggregate Merger Consideration is actually received, on the one hand, and payment of any monetary damages whatsoever or the payment of all or a portion of the Parent Termination Fee, on the other hand, or (B) both payment of any monetary damages, on the one hand, and payment of all or any portion of the Parent Termination Fee, on the other hand (except to the extent the amounts of such payments actually received by the Company from all such payments do not exceed the amount of the Parent Termination Fee).

(d) Notwithstanding anything in this Agreement to the contrary, the maximum aggregate liability of Parent and Merger Sub for monetary damages or other monetary remedies in connection with this Agreement (including, for the avoidance of doubt, under Section 8.02, Section 8.03 or Section 10.10(c)), the Equity Commitment Letter and/or the transactions contemplated hereby and thereby shall be limited to an amount equal to the Parent Termination Fee, and in no event shall any Company Related Party seek or obtain, nor shall it permit any of its Representatives or any other person on its or their behalf to seek or obtain, any monetary recovery or monetary award or any monetary damages of any kind against Parent and Merger Sub in excess of an amount equal to the Parent Termination Fee.

Section 10.11 Non-Recourse to Non-Parties.

(a) Without limiting any of the express terms or conditions of this Agreement or any of the Financing Agreements, each Party agrees, on behalf of itself and its Affiliates and Representatives, that all proceedings, claims, obligations, liabilities or causes of action (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate to: (A) this Agreement or any other agreement referenced herein or the transactions contemplated hereunder (including any financing obtained in connection with the transactions contemplated by this Agreement), (B) the negotiation, execution or performance of this Agreement or any other agreement referenced herein (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or such other agreement), (C) any breach or violation of this Agreement or any other agreement referenced herein and (D) any failure of the transactions contemplated hereunder or any other agreement referenced herein (including any agreement in respect of financing obtained in connection with the transactions contemplated by this Agreement) to be consummated, in each case, may be made only against (and are those solely of) the persons that are expressly identified herein as a Party to this Agreement (or a party to any such other agreement referenced herein or contemplated hereunder) and, in accordance with, and subject to the terms and conditions of this Agreement (or the terms of any such other agreement referenced herein or contemplated hereunder).

(b) Notwithstanding anything to the contrary contained herein, but subject (as it relates to any Equity Financing Source) to the express terms of the Equity Commitment Letter, the Company (on behalf of itself and the Company Related Parties) (i) hereby waives any claims or rights against any Financing Source relating to or arising out of this Agreement, the Available Financing, the Financing Letters and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, (ii) hereby agrees not to bring or support any suit, action or proceeding against any Financing Source in connection with this Agreement, the Available Financing, the Financing Letters and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, and (iii) hereby agrees to cause any suit, action or proceeding asserted against any Financing Source by or on behalf of the Company Related Parties in connection with this Agreement, the Available Financing, the Financing Letters and the transactions contemplated hereby and thereby to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waivers and agreements, it is acknowledged and agreed that no Financing Source shall have any liability for any claims or damages to the Company in connection with this Agreement, the Available Financing, the Financing Letters and the transactions contemplated hereby and thereby.

(c) Notwithstanding anything to the contrary contained herein, no Financing Source shall be responsible for any indirect, incidental, special, punitive, exemplary or consequential damages in connection with this Agreement, the Available Financing, the Financing Letters and the transactions contemplated hereby and thereby.

Section 10.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in a mutually acceptable manner.

Section 10.13 Legal Representation. In any Litigation arising under or in connection with this Agreement, each member of the Company Board shall have the right, at his or her election, to retain the firm of Faegre Baker Daniels LLP to represent the Company Board or any of its members in such matter, and each party hereto, for itself, its Affiliates and its and their respective successors and assigns, hereby irrevocably waives and consents to any such representation in any such matter and the communication by such counsel to the Company Board or any of its members in connection with any such representation of any fact known to such counsel arising by reason of such counsel’s prior representation of the Company or the Company Board. Each party hereto, for itself, its Affiliates and its and their respective successors and assigns, irrevocably acknowledges and agrees that all communications between the Company Board and counsel, including Faegre Baker Daniels LLP, made in connection with the negotiation, preparation, execution, delivery and closing under, or any Litigation arising under or in connection with, this Agreement which, immediately prior to the Closing, would be deemed to be privileged communications of the Company Board and its counsel shall continue after the Closing to be privileged communications between the Company Board and such counsel. Each member of the Company Board and Faegre Baker Daniels LLP are entitled to rely upon this Section 10.13.

Section 10.14 Counterparts; Facsimile and Electronic Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

PARENT:

ARBY’S RESTAURANT GROUP, INC.

By:	/s/ Paul J. Brown
Name: Paul J. Brown
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

MERGER SUB:

IB MERGER SUB I CORPORATION

By:	/s/ Nils H. Okeson
Name: Nils H. Okeson
Title: General Counsel and Secretary

[Signature Page to Merger Agreement]

COMPANY:

BUFFALO WILD WINGS, INC.

By:	/s/ Sally J. Wold
Name: Sally J. Wold
Title: Chief Executive Officer and President

[Signature Page to Merger Agreement]